
03058407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2003
WASH. D.C. 187 SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

PE. 4/30/03

For the Month of April 2003

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant's Name into English)

The Triangle Building, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
ISRAEL

(Address of Principal Corporate Offices)


PROCESSED
MAY 12 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

KL2:2210066.1

Attached hereto and incorporated by reference herein is a copy of the annual report to security holders of Elron Electronic Industries Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: ______________________
Richard Gilden for Tal Raz,
Vice President and Chief Financial Officer,
pursuant to due authorization

Dated: May 1, 2003

KL2:2210066.1

Index to Exhibits

Exhibit No.	Exhibit
99.1	Annual Report to Security Holders

VISION

PROG ... GTH

STRENGTH ... RIENCE

EXPANSION

MERGING
FOR GROWTH

ANNUAL
REPORT
2002

ELRON ELECTRONIC INDUSTRIES LTD.

A MEMBER OF THE IDB HOLDING GROUP

GROWTH

EFFICIENCY

VISION

table of CONTENTS

MERGER

CIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

our

VISION

OUR VISION

TO BUILD SHAREHOLDER VALUE BY IDENTIFYING AND DEVELOPING LASTING, PROFITABLE TECHNOLOGY COMPANIES WITH A FOCUS ON DEFENSE, IT SOFTWARE, COMMUNICATION, MEDICAL DEVICES, SEMICONDUCTORS, AND AMORPHOUS METALS.

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

UNIFICATION

GROWING WITH ISRAELI KNOW-HOW

Elron strives to identify potential technology leaders and to create and build Israeli technology companies with global potential.

BUILDING ON EXPERIENCE

We take an active role in the development and growth of our subsidiaries and affiliates. We work to create strategic partnerships, to secure financing, and to recruit the best possible management team.

WORKING TOWARD THE FUTURE

Our accomplished team is dedicated to helping our companies realize their full potential, working to develop step-ahead technologies for today's competitive marketplace.

RESTRUCTURING FOR GROWTH

Elron today, having merged with its two holding companies Elbit Ltd. and DEP, is well positioned for the future: a sound group with increased resources to enhance shareholder value.

MOVING AHEAD

Our sights are clearly set on building long-lasting companies and creating shareholder value.

letter to the SHAREHOLDERS

Dear Shareholders,

The high-tech industry during 2002 continued its overall decline for a second straight year. Many high-tech companies struggled to survive, investments in high-tech companies were low, and the Nasdaq continued its downward trend.

As a mature, 40-year-old company, Elron has successfully weathered many economic cycles, and we understand what it takes to build technology companies. Therefore, in spite of last year's tough investment environment, we continued our intensive efforts to strengthen the company. We merged our two group holding companies, Elbit Ltd. and DEP, into Elron; proceeded to develop our group companies; invested and increased holdings in our promising private holdings; completed private placements in some of our privately held group companies; and expanded our holdings by entering a new field, amorphous metals.

In 2002, as in previous years, Elron's group companies benefited from our expertise and gained from our value-added activities — providing corporate direction and strategic guidance, offering access to contacts and technical know-how, placing key personnel, and locating strategic investors and partners. In light of the economic conditions, we helped our group companies make the necessary changes in order to secure their future growth when the economic conditions brighten. A testimony to the quality of our decisions lies in the strength of our companies and their management teams.

Merging Elbit Ltd. and DEP to Elron

In May 2002, we completed a major restructuring by merging our two group holding companies — Elbit Ltd. (previously traded on the Nasdaq and the Tel Aviv Stock Exchange) and DEP — into Elron in a $103.4 million share-for-share deal. As a result, we created a stronger, more efficient group with greater financial resources, saved on an annualized basis more than $5 million in headquarter costs, and gained increased liquidity of our shares. Taken together, these changes create a real opportunity to enhance shareholders' value.

Our publicly traded group companies

Our three publicly traded companies, leaders in their respective fields, sustained growth throughout 2002:

Elbit Systems (20% held by Elron), Israel's largest non-government defense electronics company, had revenues in 2002 of $827.5, compared to $764.5 in 2001. The company's backlog of orders totaled $1,689 million at the end of 2002. Elbit Systems, less affected by the downward trend in high tech, provides a stable base for Elron.

With its GSM technology, Partner Communication (12.4% held by Elron), became the second largest Israeli mobile provider in 2002. The number of users increased to 1,837,000, up from 1,458,000 at the end of 2001. In 2002, Partner marked the first year of positive EBITDA and net income (during the second half of the year). The company's revenues in 2002 were $855.9 million, compared to $685.9 million in 2001.



In its first full year of selling, Given Imaging (19% held by Elron, directly and indirectly) sold $28.9 million. Its 2001 revenues were $4.7 million. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The company's proprietary M2A capsule passes naturally through the digestive tract transmitting high-quality color images without interfering with the patient's normal activities. Cumulatively, approximately 30,000 M2A capsules have been sold to date. Given's system and video capsules have become the gold standard in the field of gastrointestinal imaging.

Our promising mature privately held companies

Chip Express (33% held by Elron) successfully completed a private placement of $17 million from Elron and U.S. Venture Capital funds, even in the face of the downturn in the semiconductor industry. With its innovative ASIC production technology and an infusion of cash, Chip Express is well positioned for growth in 2003.

Galil Medical received additional FDA approval in 2002 for the treatment of kidney cancer using the company's minimally invasive cryosurgery therapies. The company is poised to increase revenues in 2003 as its pioneering treatments of benign and malignant diseases of the prostate and other urological diseases becomes more widely available. Elron invested $2.8 million in Galil Medical in 2002, increasing its direct and indirect holdings to 33%.

Oren Semiconductor (17% held by Elron), a developer of digital receiving products, focused on product development and building relationships with strategic partners.

Israel's largest Internet solution provider, **NetVision** (50% held by Elron), continued to post a profitable net income in 2002 of $2.8 million, a trend that started during the second half of 2001. The company began providing fast Internet to residential users, and by year's end had tens of thousands of fast Internet users.

K.I.T. eLearning (28% held by Elron), the online academic learning arm of the University of Liverpool (England), reached more than 1,000 paying students at the end of 2002. Revenues in 2002 amounted to $2.6 million. K.I.T. offers two masters' degree programs to professionals working in IT.

Our other mature companies — **Elron Software, Elron Telesoft**, and **Mediagate** — reduced their losses significantly during 2002.

Our promising start-ups

Our promising start-ups, **Wavion**, developer of smart antennas for wireless LAN and efficient solutions for hot spots and hot zones; **Pulsicom**, developer of UltraWide Band (UWB) technology; and **3DV**, developer of a three-dimensional video camera; continued to progress in 2002. Their challenge in 2003 will be to raise additional funds from strategic partners in order to secure their future growth.

Entering a new field

In 2002, we entered a new field — amorphous metals — with our $5 million investment in **A.M.T.**

Advanced Metal Technologies Ltd. (AMT) for a 29% share of the company. AMT's initial focus is on the heating market and on the authentication and shoplifting prevention markets. The company started to sell its products at the end of 2002.

Financial highlights

In 2002, we maintained our position as one of Israel's leading investors in technology through our $29.5 million investment primarily in our promising group companies, as well as our investments in new companies. At year's end, our strong balance sheet showed shareholders' equity of approximately $266.5 million, representing 65% of our balance sheet with cash and liquid investments of $94.1 million and $69.7 in bank loans in our wholly owned subsidiaries Elron Telesoft and Elron Software.

Our losses in 2002 totaled $39.3 million compared to $50.8 million in 2001. The losses reflect both the general global trend in the high-tech industry and mutable market conditions. This trend also affected one of our primary sources of income: our ability to complete successful exits. However, our losses on a proforma basis (which gives effect to the merger with Elbit and DEP and the acquisition of a controlling interest in Galil Medical and in Mediagate, as if these transactions had occured at the beginning of each reporting period) showed a considerable reduction in losses as compared to 2001. Proforma losses in 2002 were $52.4 million as compared to $90.2 million in 2001.

Outlook for 2003

We are optimistic in our outlook for 2003. Our group of healthy and growing public companies, promising private holdings, other mature private companies, and innovative, high-potential start-ups gives us a solid financial footing. We begin 2003 with a strong balance sheet and sufficient cash resources to enable us to foster growth in our group companies. This year we will continue to invest in promising new Israeli technologies and we look to our group companies as a potential for building value.

We thank our employees for their continuing contribution and effort in promoting the company's business endeavors and extend our gratitude to our shareholders for their ongoing support and confidence.





Doron Birger
President and CEO

Ami Erel
Chairman of the Board





MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

Elron Electronic Industries Ltd

STRUCTURE

DEFENSE	MEDICAL DEVICES	COMMUNICATION
Elbit Systems* 20%	**Given Imaging*** 7% directly, 24% held by RDC	**NetVision** 46%
	Notal Vision 25%	**Partner/orange™*** 12%
	Galil Medical 15% directly, 37% held by RDC	**K.I.T.** 29%
	InnoMed Capital Venture Fund 12%	**Wavion** 45%
		Witcom 8% directly, 26% held by RDC
		Pulsicom 17%
		Starling 50% held by RDC

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

UNIFICATION

RDC
48%

SEMICONDUCTORS

IT SOFTWARE

AMORPHOUS METALS

Chip Express
34%

Oren Semiconductor
17%

3DV Systems
2% directly
46% held by RDC

SELA
49% held by RDC

Elron Software
96%

Elron Telesoft
99%

Mediagate
68%

Ingeneo
9% directly
24% held by RDC

AMT
29%

* Publicly traded companies

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

DEFENSE

ELBIT SYSTEMS LTD.

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

Elbit Systems Ltd.

A 20% ELRON COMPANY

Elbit Systems Ltd. is an international defense electronics company and a world leader in large-scale defense projects and upgrade programs for air, sea, and ground-based military platforms. A principal developer of advanced electronics and electro-optical systems for the defense market, Elbit Systems develops core technologies and provides integrated solutions.

Elbit Systems' advanced technologies and programs encompass the full range of defense operations:

Aerospace Aircraft and helicopter upgrades, state-of-the-art avionics, helmet-mounted systems, head-up displays, digital maps, space and aerial reconnaissance, guided weapon systems, and unmanned airborne vehicles (UAVs).

Ground Armored vehicle upgrades, advanced fire control systems, thermal imaging and laser systems, electrical turret drive, and crew protection systems.

Command, Control, Communications, Computers & Intelligence (C4I) Information and battle management systems, software intensive C^4 programs for ground and naval applications, coastal and border control and various security projects.

Its systems are currently supplied to major military platform manufacturers in the United States and Europe, as well as to defense forces in Israel and other countries. Elbit Systems Ltd. is traded on the Nasdaq (ELST) and the Tel Aviv Stock Exchange.



Elbit Systems' revenues in 2002 amounted to $827 million and its backlog of orders as of 31 December 2002 was $1,689 million.

Elbit Systems' Subsidiaries

Elbit Systems' wholly owned subsidiaries include the following key defense-related industries:

El-Op Electro-Optics Industries Ltd. develops and produces advanced electro-optical products for military and civilian users. Its areas of operation include thermal imaging, lasers, optical systems, airborne reconnaissance systems, and armored vehicle upgrades and systems. El-Op is based in Nes Tziona, Israel.
WWW.EL-OP.CO.IL

EFW Inc. is the base of operations for Elbit Systems in the United States. EFW and its subsidiaries' activities encompass numerous areas, including the design and manufacture of electronic and electro-optical systems and logistic support for tactical aircraft, helicopters, and ground vehicles. Among EFW's customers are Lockheed Martin, Boeing, United Defense L.P., and the United States Air Force, Navy, Army, and Marine Corps. EFW is based in Fort Worth,Texas.

Together with Rockwell Collins, EFW jointly owns Vision Systems International LLC., a leader in the area of helmet-mounted systems.
WWW.EFW.COM

Silver Arrow is engaged in the development, production, and support of UAV systems. Silver Arrow produces a full range of UAV systems for tactical and medium altitude long endurance (MALE) uses. It supplies one of the most advanced UAV systems to the Israel Defense Forces. Its wholly owned subsidiary, UAV Engines Ltd. (in the United Kingdom), produces UAV engines. Silver Arrow is based in Rishon Lezion, Israel.
WWW.SILVER-ARROW.CO.IL

Cyclone Aviation Products Ltd. is an internationally recognized design and production center of structural components and parts for some of the world's leading aerospace companies. Cyclone performs overhauls, repairs, and customized upgrades on airplanes and helicopters. Its advanced helicopter maintenance facilities serve the armed forces — and civilian operations — of Israel and other countries. Cyclone is based in Karmiel, Israel.
WWW.CYCLONE-AVIATION.COM

In an era of heightened homeland security concerns, Elbit Systems is at the forefront with unique strengths that come together in comprehensive solutions for diverse scenarios and applications. Elbit Systems is headquartered in Haifa, Israel.
WWW.ELBIT.CO.IL


REVENUES ($M)
800
700
600
500
400
300
200
100
0
415
436
591
765
827
1998
1999
2000
2001
2002

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

MEDICAL DEVICES

GIVEN IMAGING

NOTAL VISION

GALIL MEDICAL

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

Given Imaging Ltd.

A 7% ELRON COMPANY
AND A 24% RDC COMPANY

Established in 1998, Given Imaging Ltd. is a global leader in developing and providing innovative, non-invasive solutions for the gastrointestinal community.

The Given Diagnostic System provides physicians with the first detailed visualization of the entire small intestine. (The system received FDA approval and the CE mark in 2001.) Meeting this complicated medical challenge for imaging of the digestive tract gives the gastrointestinal community the potential to locate and diagnose pathologies that might otherwise go undetected.

The Given Diagnostic System consists of the following components:

- The M2A® capsule endoscope — an ingestible, disposable, miniature video camera, which glides smoothly through the digestive tract and transmits up to 50,000 high-quality color video images of the entire small intestine.



- The Given® data recorder — a lightweight belt worn by the patient. It receives the images transmitted from the capsule through external abdominal sensors and gives patients complete mobility during the examination, so they can continue with their daily activities.
- The RAPID® workstation, equipped with Given's proprietary RAPID™ (Reporting and Processing of Images and Data) application software — sophisticated software for processing the data, incorporating relevant data gathered from the M2A capsule, and producing a video of the GI tract. The software features options for viewing the video, saving individual images and short video clips, saving findings, and printing reports.

More than 20,000 capsule endoscopy procedures have taken place throughout the world, and Given Imaging anticipates that the total number of small intestine-related procedures will increase over the next several years.

Given Imaging intends to use this technological platform in the development of future generation capsules for examining other parts of the gastrointestinal tract, such as the esophagus, the stomach, and the colon. Given has submitted and received numerous patents worldwide for the technologies employed in the Given Diagnostic System and for new capsules to be developed using this advanced technological platform.

Given Imaging completed a successful IPO in October 2001. Its shares are traded on the Nasdaq (symbol: GIVN). The company maintains its corporate headquarters, R&D laboratories, and production plant in Yoqneam, Israel. Given's North American headquarters are in Atlanta, Georgia, and its European headquarters are in Hamburg, Germany. In addition, Given has an office in Madrid, Spain, and subsidiaries in Paris, France, and Sydney, Australia. In 2002, Given established a joint venture with Marubeni (one of the largest trading corporations in Japan) and Suzuken (the country's largest pharmaceutical distributor) and opened an office in Tokyo, Japan.

Given Imaging's revenues totaled $28.9 million for the fiscal year 2002, the company's first full year of sales.
WWW.GIVENIMAGING.COM

Notal Vision

A 25% ELRON COMPANY

Notal Vision™ has developed the first comprehensive diagnostic solution for the early detection and frequent monitoring of age-related macular degeneration (AMD), the leading cause of blindness in the Western world. (Sixteen million patients in the United States alone suffer from AMD.) Notal Vision's Preferential Hyperacuity Perimetery™ (PHP™), an innovative, non-invasive solution, provides an answer to the surging need for early detection and frequent monitoring of AMD. Early detection of AMD is critical in slowing or stopping the disease's deleterious effects.

In January 2003, Notal Vision signed an agreement with Carl Zeiss Meditec Inc., one of the world's leading manufacturers and distributors of professional ophthalmologic equipment, for the marketing and distribution of the device.



Notal Vision has recruited leading ophthalmology specialists and opinion leaders from around the world to set PHP as a standard of care in AMD diagnosis and monitoring.

The PHP early detection device has received FDA clearance, and Notal Vision expects to begin selling in the second quarter of 2003.

Notal Vision's corporate headquarters and R&D facility are located in Tel Aviv, Israel.
WWW.NOTALVISION.COM

Galil Medical Ltd.

A 15% ELRON COMPANY AND A 37% RDC COMPANY



Galil Medical Ltd. provides minimally invasive temperature-based therapies for the treatment of both benign and malignant conditions of the prostate and other urological diseases, such as kidney tumors. Galil Medical's technology involves freezing (and thereby ablating) diseased tissue in a technique commonly referred to as cryotherapy. While Galil Medical's current focus is on developing products to address specific urological diseases, the company has plans to apply its technology to the fields of women's health and cardiology. Through its extensive development efforts, Galil Medical strives to become a market leader in innovative minimally invasive cryotherapy systems.

Galil Medical's proprietary applications include the SeedNet™ system, which utilizes pioneering IceSeeds™, ultrathin needles that generate ice balls to destroy diseased tissue without causing damage to the surrounding area. SeedNet gives physicians an option to standard prostatectomy and radiation treatments. There are currently over 130 SeedNet systems installed worldwide. The company's MRI-compatible CryoHit® system represents the first and only technology for real-time ablation of liver and kidney tumors. It is also well suited for use with ultrasound and CT scans.

Galil Medical received FDA approval and the CE Mark in 2001, allowing it to sell its products in the United States, Europe, and other countries.

Galil Medical was founded in 1997 by Rafael Development Corporation Ltd. (RDC). Galil Medical's R&D and manufacturing facilities are based in Yoqneam, Israel. Its U.S. operation is headquartered in Westbury, New York.
WWW.GALIL-MEDICAL.COM

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

NetVision

A 46% ELRON COMPANY

Founded in 1994, NetVision has grown to become Israel's largest Internet service provider (ISP) for the corporate and retail markets.

On 31 December 2002, NetVision had 340,000 subscribers. NetVision pioneered Internet service in Israel and, in part, helped propel the country on its global path. NetVision designs integrated Internet solutions to match the needs of its customers, to make their lives more efficient, easier, and convenient.

NetVision offers a range of Internet-related services: high-speed modem dial-up, cable and ADSL connections, dedicated lines connecting LAN-to-LAN, communication servers, data security system installation and maintenance, private networks for international corporations, application hosting, and custom online services.


NETVISION

NetVision develops and operates the Nana Internet portal (www.nana.co.il), Israel's second most popular portal. Nana appeared on the Net in July 1999 and immediately assumed a leading position in the Israeli Internet content market. It offers visitors a wide range of content channels, Internet services, and community features. The portal operates more than 150 different forums and discussion groups as well as Israel's busiest chat room. The experts in NetVision's content department also develop a variety of content-based products and premium content packages for its customers, both in the consumer and business sectors.

NetVision entered the e-commerce arena in 1998, with the launch of Netaction, Israel's first auction site. Today, Netaction is Israel's largest and leading e-commerce platform. It not only gives visitors access to auctions but also features special group-price sales on a wide range of products from some of the country's top retailers and distributors.

NetVision is headquartered in Haifa, Israel.
WWW.NETVISION.NET.IL

COMMUNICATION

NETVISION
PARTNER
K.I.T.
WAVION
WITCOM
PULSICOM

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

Partner/orange™

A 12% ELRON COMPANY

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS-based services and the development of wirefree applications under the preferred international brand, orange™.

After its founding in 1997, Partner began commercial operations at the beginning of 1999. By 31 December 2002, Partner had 1,837,000 subscribers, an estimated 29% of the Israeli cellular market. Partner provides a growing array of services to its customer base, both in Israel and in 104 countries worldwide, through a worldwide network of 250 GSM operators.

Partner has changed the face of the cellular market in Israel through its innovative marketing, wide selection of services, advanced technology, and value-added applications. Subscribers benefit from a high-quality network, progressive wireless applications, a range of rate plans, and efficient customer service.

In 2002, Partner was awarded a license from Israel's Ministry of Communications for a third-generation (3G) spectrum band, enabling the company to move ahead with its plans to launch an advanced 3G cellular network in Israel, thereby ensuring that Partner's subscribers continue to enjoy superior wireless services.

Partner is listed on the Nasdaq (PTNR), the London Stock Exchange (PCCD), and the Tel Aviv Stock Exchange (PTNR).

Partner is headquartered in Rosh Ha'ayin, Israel.
WWW.PARTNER.CO.IL


orange
partner-communications

K.I.T. eLearning

A 29% ELRON COMPANY

K.I.T. eLearning provides high-quality online education to professionals around the world. For those looking to further their education or enhance their professional standing without interrupting their careers, K.I.T.'s exceptional degree programs offer a robust collaboration between educators, educational service providers, training companies, and industry. Studying online presents additional advantages: students study at their convenience and learn what they need when they need it. The prestigious University of Liverpool awards K.I.T.'s M.Sc. in Information Technology or M.B.A. degrees.

K.I.T. tailors solutions not just for busy individuals but also organizations in the public and private sectors. K.I.T. signed agreements with strategic regional partners in China, Thailand, and Hong Kong. K.I.T. also reached corporate sponsorship agreements with global companies, including the veteran IT services company EDS and banking group ABN AMRO.

K.I.T.' s first group of students began studying in April 2000, shortly after the company's founding. As of 31 December 2002 K.I.T. reached more than 1,000 paying students from more than 65 different countries in K.I.T.'s virtual classrooms.

K.I.T. is headquartered in Amsterdam, Holland.
WWW.KITCAMPUS.COM

Wavion

A 45% ELRON COMPANY

Founded in 2000 by veterans of Rafael, the Israel Defense Forces, and other technology powerhouses, Wavion develops and delivers the gains of antenna array technology to all types of wireless systems. Wavion's proprietary signal processing algorithms provide significant performance gains in system capacity, operating range, data rate, interference mitigation, and multipath mitigation. The modular technology can be customized to meet the requirements of most equipment vendors and integrates easily into any wireless communication system.

A broadband wireless system demonstrating these capabilities is now operational in Yoqneam, Israel. Wavion is testing an array antenna 802.11b access point designed for outdoor wireless access, and an enhancement chip for 802.11a/g indoor access points is currently in development.

Wavion is headquartered in Yoqneam, Israel.
WWW.WAVION.CO.IL

Witcom

AN 8% ELRON COMPANY AND A 26% RDC COMPANY

Witcom aims to become an international leader in broadband wireless networking solutions for the telecom, datacom, and Internet access markets. Witcom addresses the wireless market opportunity with a portfolio of point-to-point digital microwave radio links using cutting-edge technology and offering superior performance at competitive prices.


WITCOM

Products available support the range of capacities from low (E1/T1) to medium (E3/T3) to high (100 Mbps and beyond) in a wide range of frequencies. An ultrahigh capacity product is currently under development. Low-cost design, modular architecture, and superior performance give Witcom the competitive edge.

Witcom is headquartered in Yoqneam, Israel.
WWW.WIT-COM.COM

Pulsicom Technologies

A 17% ELRON COMPANY

Pulsicom develops high-accuracy real-time location and tracking systems (RTLS) for confined spaces. The company's products employ short-pulse technologies (very wideband and ultra wideband) along with sophisticated position-determination algorithms and application software. Pulsicom's team brings a unique blend of experience and expertise to diverse areas such as ultra wideband antenna design; low-power, high-speed, and radio frequency electronics; position determination algorithms; communications; and application-specific system architecture. Pulsicom has demonstrated the feasibility of its technology in real-world environments and completed its first prototype in 2002.

Pulsicom is headquartered in Or Yehuda, Israel.
WWW.PULSICOM.COM

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

Chip Express

A 34% ELRON COMPANY

Chip Express designs, develops, and manufactures application-specific integrated circuits (ASICs) for electronic systems companies, fabless semiconductor companies, and design houses. Chip Express' patented modular array technology offers much lower nonrecurring engineering (NRE) costs than other forms of hard-wired ASICs such as standard cells, significantly higher performance, and a lower per unit cost than field-programmable gate arrays (FPGAs).

This technology enables the best overall balance of cost, performance, and time to market for applications with medium volumes, when compared with the solutions offered by standard cell ASIC vendors and FPGA manufacturers serving the logic market. Chip Express' products are used in a wide variety of end-market applications across industries as diverse as automotive, computer, consumer, industrial, military/aerospace, and communications.



Chip Express' customers include ADC Telecommunications, AMCC, Cisco, Emulex, GE Medical, Hughes Network Systems, Lockheed, Lucent, Motorola, Raytheon, and Rockwell. Chip Express is headquartered in Santa Clara, California.

WWW.CHIPEXPRESS.COM

Oren Semiconductor

A 17% ELRON COMPANY

Oren Semiconductor Inc. designs, develops, and markets advanced semiconductor solutions for analog and digital television. The company has a proven track record in the development and sales of digital communication integrated circuits (ICs) for use in digital TV products. Its products enable reception of rich digital media to consumer electronics (digital set-top boxes, integrated digital TVs, PCs) and other broadband appliances.

Oren has integrated digital and analog television standards into a single digital signal processing (DSP) core. Their unique, patented DSP architecture allows the company's products to manage the complexities of receiving digital TV transmissions, while offering flexibility and programmability. Its digital TV demodulator ICs incorporate front-end receiver functions that reproduce digital data transmitted by air, satellite, or cable. Sony, Mitsubishi, JVC, Hughes, and other leading companies are among Oren's customers. Oren Semiconductor is headquartered in Yoqneam, Israel.

WWW.OREN.COM

SEMICONDUCTORS

CHIP EXPRESS

OREN SEMICONDUCTOR

3DV SYSTEMS

SELA

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

3DV Systems

A 2% ELRON COMPANY AND 46% RDC COMPANY

3DV Systems develops and markets innovative depth image sensors that enable three-dimensional definition of objects and scenes using a single camera — in real time and at video rate.

3DV's image sensor technology can be integrated into any camera — high-end studio models or inexpensive low quality, mass-produced versions, and everything in between — to enable the capture of depth information.



3DV has introduced ZCam™, the world's first depth studio camera add-on. It segments objects in the scene to foreground and background, giving studio cameras the capability to add video graphics during a live production without using the chromakey effect — and all at broadcast quality in real time. 3DV Systems has also introduced the Zmini, a compact single camera development system, intended for application developers who want to utilize depth information for mass market applications (gaming or automotive, for example) as well as other vertical markets (security and surveillance, face recognition, biometrics, endoscopes, and machine vision applications).

3DV Systems is headquartered in Yoqneam, Israel.
WWW.3DVSYSTEMS.COM

SELA

A 49% RDC COMPANY

SELA develops and manufactures yield-enhancing and automation equipment for the semiconductor and optical components industries. Viewed as a technology leader and innovator, SELA's success is based on its breakthrough, patented technologies that overcome bottlenecks in the failure analysis (FA) process in the semiconductor industry. SELA's automated sample preparation systems are used to prepare samples for scanning electron microscopy (SEM) and transmission electron microscopy (TEM). SELA's large and distinguished customer base includes most of the world's leading semiconductor fabrication facilities. The company has over 200 installed systems worldwide.

SELA is headquartered in Yoqneam, Israel.
WWW.SELA.COM

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

Elron Software Inc.

A 96% ELRON COMPANY

Since 1997, Elron Software's family of Internet Policy Management (IPM) solutions has helped more than 4,600 organizations safeguard confidential information, boost productivity, limit legal liability, and enforce Internet acceptable policies.

Elron Software's IPM solutions let organizations monitor and manage employee Web and e-mail usage. Its Internet Manager® product line — IM Web Inspector™, IM Message Inspector™, and IM Anti-Virus™ — provides a comprehensive set of solutions for Web access control, e-mail content filtering, and virus protection. These award-winning security products maximize the productive use of the Internet and minimize the associated risks: confidential data loss, reduced productivity, legal liability, network congestion, and virus attacks. Elron Software is headquartered in Burlington, Massachusetts.

WWW.ELRONSOFTWARE.COM


Web Inspector
Message Inspector

IT SOFTWARE

ELRON SOFTWARE

ELRON TELESOFT

MEDIAGATE

INGENEO

Elron Telesoft

A 99% ELRON COMPANY

Elron Telesoft develops and markets innovative network management solutions for telecom carriers and service providers. Elron's Revenue Assurance suite — based on its call detail record (CDR) applications, network management systems (NMS), and IP service delivery solutions — enables telecom carriers to protect their revenues and deliver value-added, customized services to their customers. As a result, the Elron Telesoft solution ensures reliable delivery, transforms network data into useful knowledge, lowers operating costs, and generates new revenue streams. The Elron Telesoft family of solutions:

- Call Performance Manager — a line of products for analyzing network performance and service quality for wireline and wireless operators
- Revenue Assurance — a software package consisting of several products: ESSB (billing verification with CDR and inter-carrier reconciliation capabilities), Fixer (reproducing lost CDR data), and Data Conformity
- AMOS (NMS) — a network management platform enabling efficient control of network resources, traffic, performance, and fault monitoring
- Intertools — an IP service platform for managing broadband Internet access

Elron Telesoft is headquartered in Petach Tikva, Israel.

WWW.ELRONTELESOFT.COM

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY

Mediagate

A 68% ELRON COMPANY

Mediagate develops and sells iPost® voice mail, an advanced messaging platform for telephony operators. This carrier-class, IP-based, e-mail/MMS store-centric solution combines voice, fax, and e-mail messaging. iPost gives service providers revenue-generating basic and advanced messaging capabilities all on one standards-based platform. This provides for low capex and TCO, increases revenues due to new and advanced services, and guarantees faster ROI – a winning combination. Mediagate's complete system approach offers service providers a highly reliable and scalable, Internet standard-based open system architecture that is fully customer-branded. iPost lets users manage all types of messages (voice, fax, e-mail, image, or video) through a single "e-mail-centric" server-based account. Messages can be accessed from landline, mobile, WAP or 3G telephones; pagers; fax machines; and e-mail and Web applications.

Mediagate voice mail, fax mail, and advanced messaging systems serve millions of subscribers around the world. Mediagate's primary focus is on large-scale voice mail systems for telecom companies. In conjunction with network service providers, Mediagate also provides a strong solution for small and medium enterprises and small office-home offices (SMEs and SOHOs). With this arrangement, operators preserve their investment, maintain their customer base, and offer new and corporate services to a rapidly growing and demanding market.

Mediagate is headquartered in Ra'anana, Israel.
WWW.MEDIAGATE.COM

Ingeneo

A 9% ELRON COMPANY AND 24% RDC COMPANY

Ingeneo enables organizations to turn incoming customer service calls into business opportunities by delivering customer-centric marketing. Ingeneo identifies the optimal offers for each customer in real time and effectively promotes the offers by displaying all the materials that constitute the "best practices" promotion. Ingeneo constantly revises and adapts its recommendations based on customer reactions.

With Ingeneo integrated into its operation, a large commercial bank's telephone banking operation achieved a 33% positive response rate to Ingeneo offers (10 times the rate of conventional marketing). The bank's overall business volume increased by 15%. Ingeneo works across multiple service channels and can be easily merged into call centers and self-service websites.

Ingeneo is headquartered in Herzliya, Israel.
WWW.INGENEO.COM

MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

A.M.T. Advanced Metal Technologies Ltd.

A 29% ELRON COMPANY

Advanced Metal Technologies Ltd. Group (AMT) focuses on developing and processing technologies related to embedding amorphous raw materials for use in a variety of commercial applications.

AMT is headquartered in Even Yehuda, Israel.

AMORPHOUS METALS

AMT

AHT

ACS

A.H.T. Advanced Heating Technologies Ltd.

A 72% AMT COMPANY

Advanced Heating Technologies Ltd. (AHT) specializes in the development of new heating technologies and applications based on amorphous ribbons and powders. The novel technologies can be used for indoor, outdoor, agricultural, and industrial heating applications and offer cost-effective advantages over existing heating alternatives.

AHT, founded in 1999, holds a global patent on using amorphous metal for heating products. The use of amorphous ribbons makes heating elements significantly more effective than conventional crystalline wires due to the ribbon's large transfer area, the element's low mass, and low temperature and insulation requirements. The high surface-to-mass ratio of the heating element enables even heating with low temperature differences between the element and the heated object.

Utilizing amorphous powder, AHT has developed a heating element with superior electrical resistance. A special heating element made of amorphous ribbons or powders can be used in the electrical fusion of plastic. AHT's underfloor heating is the only heating system that can be inatalled directly under all types of floor coverings.

AHT is headquartered in Netanya, Israel.
WWW.AHT-HEATING.COM

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY



A.C.S. Advanced Coating Systems

A 58% AMT COMPANY

Founded in 1999, ACS develops commercial products based on unique glass-coated microwire (GMW). Combining advanced technology and proprietary know-how, the metallurgists and engineers at ACS can embed GMW in various substances to produce "smart" tags, labels, and detectors for a range of industries. These leading-edge, cost-effective identification authentication and anti-shoplifting solutions provide increased security and absolute identification.

Innovative GMW products represent a superior solution as they resist strong magnetic fields and are impervious to temperature changes and other environmental conditions.

ACS provides a complete security solution from production of the wires to completion of the finished labels, tags, and detectors. ACS microwire seamlessly integrates with existing electromagnetic systems and interfaces with standard customer logistics/ERP databases.

ACS is headquartered in Caesarea, Israel.
WWW.A-C-S.CO.IL



MERGER

EFFICIENCY

STABILITY

GROWTH

EXPERIENCE

MATURITY

ADVANTAGES

RDC Rafael Development Corporation Ltd.

A 48% ELRON COMPANY

RDC's mission is to apply Rafael's proven technologies, extensive industrial infrastructure, and experienced team of scientists, engineers, and technicians to commercial applications in high-growth market sectors. RDC's impressive competitive advantage is the result of advanced technology combined with a solid financial base.

RDC

Picture a video-imaging capsule that once swallowed takes color images of a patients digestive tract to aid in the diagnosis of gastrointestinal disorders. This cutting-edge technology developed by **Given Imaging** is just one of many innovative products to arise from RDC know-how. Another company, **3DV Systems**, develops next-generation three-dimensional miniature video cameras for use in video-enabled applications. Other RDC companies: **Galil Medical**, provider of minimally invasive medical product; **SELA**, producers of failure analysis systems for the semiconductor industry; **Ingeneo**, dealing in transforming service contacts into sales opportunities; **Witcom**, a broadband wireless networking solution developer; and **Starling**, producers of advanced airborne technologies.

RDC is headquartered in Haifa, Israel.

WWW.RDC.CO.IL

VISION

EXPANSION

STRENGTH

DEVELOPMENT

COMBINATION

PROGRESS

CONNECTION

INTEGRATION

RELIABILITY


GIVEN
IMAGING


GALIL MEDICAL






Ingeneo


SELA


Starling

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

table of CONTENTS

Management Report for 2002

The following management report should be read in conjunction with our Consolidated Financial Statements and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings, and increasing our direct involvement in defense electronics, information technology, software products and services, communications, medical devices and semiconductors. In addition, we have recently invested in the field of amorphous metals (see below under "Recent Developments"). Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Elron's shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the TASE. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of the management report.

RECENT DEVELOPMENTS

Merger with Elbit. On May 15, 2002, we completed our merger with Elbit Ltd. ("Elbit"). Pursuant to the merger agreement signed on October 31, 2001, we issued 5,617,601 ordinary shares to Elbit's shareholders (other than Elron), based on an exchange ratio of 0.45 ordinary shares of Elron for each ordinary share of Elbit, and assumed options to purchase Elbit ordinary shares, which, after the merger, entitled the holders to purchase 240,525 ordinary shares of Elron. As a result of the merger, Elbit became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of Elbit subsequent to the acquisition date. For more details regarding the accounting treatment see: "Critical Accounting Policies, Merger Accounting".

Share Purchase of DEP. On May 6, 2002, we issued 2,261,843 ordinary shares to Discount Investment Corporation Ltd. ("DIC") (which at that time held 42% of the shares of Elron), pursuant to the share purchase agreement signed on November 19, 2001 with DIC, in exchange for all of the shares held by DIC in DEP Technology Holdings Ltd. ("DEP"), including DIC's rights to loans provided by DIC to RDC Rafael Development Corporation Ltd. ("RDC"), a subsidiary of DEP. RDC is a joint venture, controlled by and consolidated with DEP, in which DEP holds 48% of the outstanding shares. DEP is a technology holding company in which Elron previously held 33% of the outstanding share capital and in which DIC held the remaining 67%. Following the closing of the transaction, DEP became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of DEP subsequent to the acquisition date. For more details regarding the accounting treatment see: "Critical Accounting Policies, Merger Accounting".

These transactions enabled us to further enhance our position in the high technology markets, allowed us to pursue additional investment opportunities, optimized our holding structure, combined resources, benefited our group companies with potential synergies and demonstrated our ability to achieve cost savings in respect of our corporate operations.

Following the two transactions, our holdings include direct and indirect holdings through Elbit, DEP and DEP's subsidiary, RDC. As most Elbit, DEP and RDC group companies are technology-related companies which have not yet generated significant revenues and earnings, we expect that they will continue to recognize losses and, therefore, our share in their losses will continue to constitute a significant portion of our results of operations.

Acquisition of controlling interest in Galil Medical. During 2002, we and RDC converted notes of Galil Medical Ltd. ("Galil") in the amount of approximately $3.2 million into preferred shares and invested approximately $3.7 million in new convertible notes. At the beginning of 2003, we invested an additional $0.8 million in convertible notes.

On June 27, 2002, we purchased an additional 10.75% of Galil's outstanding shares from Lumenis Ltd., in consideration for $0.8 million. Lumenis also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004. In the same transaction, DIC also purchased an additional 10.75% of Galil's outstanding shares from Lumenis under the same terms and conditions.

As a result of these transactions, we hold 15.09% directly and RDC holds 37.4% of Galil's outstanding shares, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil, and accordingly, Galil's financial results are consolidated into our results of operations subsequent to June 30, 2002.

Acquisition of controlling interest in MediaGate. In July 2002, we converted notes of MediaGate N.V. ("MediaGate") in the amount of approximately $3.6 million into preferred shares and invested, through a rights offering, an additional $2.5 million in preferred shares. As a result of these transactions, our interest in MediaGate increased to 68.3% of its outstanding shares and therefore MediaGate's financial results are consolidated into our results of operations subsequent to that date. During December 2002 and January 2003 we invested an aggregate amount of $1.5 million in MediaGate on account of an additional rights offering.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented (see Note 8 to the Consolidated Financial Statements as of December 31, 2002).

Investment in A.M.T. Advanced Metal Technologies Ltd. ("AMT"). In August 2002, we invested approximately $5.0 million in convertible notes of AMT, an Israeli private company which develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, as methods and solutions for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous materials for brand protection against counterfeiting and

Management Report for 2002 (Cont.)

anti-shoplifting electronic article surveillance. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies. Following the investment, Elron holds 29% of AMT on a fully diluted and as converted basis (excluding warrants). The investment in AMT is being accounted for under the equity method.

In addition, we and the other investors in AMT were issued warrants to purchase up to an additional $19.1 million in convertible notes, over different periods of up to a maximum of 48 months from the closing. We also have an option to invest up to $5.0 million in AMT on the same terms and conditions as the original investment for a period of eight months from the closing. In December 2002, Elron made a convertible loan to AMT in the amount of $0.2 million. The loan is convertible into convertible notes of AMT upon the same terms and conditions as Elron's original investment.

We are entitled to voting and other rights attached to the convertible notes on an as converted basis as a shareholder of AMT, and to special rights in certain specific circumstances.

Investment in Notal Vision ("Notal"). In January 2003, we invested $2.0 million in Notal, an Israeli medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Our investment formed part of an aggregate investment in Notal of approximately $4.0 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field. Elron is also invested directly in Innomed. Following the transaction, we hold directly approximately 25% of Notal. In January 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec, Inc., one of the leading manufacturers of professional optics equipment.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements. Certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying some of these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are subject to an inherent degree of uncertainty. Estimates are used for, but are not limited to, the accounting for impairments of investment, goodwill and other intangible assets. Actual results could differ from these estimates.

Our critical accounting policies include:

- Principles of accounting for holding in group companies
- Merger accounting
- Impairment of goodwill and other intangible assets
- Impairment of investments in group companies
- Revenue recognition
- Income taxes

Principles of Accounting for Holdings in Group Companies.

The various holdings that we have in our group companies are accounted for under several broad methods as described below. The applicable accounting method is generally determined based on our voting interest in the entity.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we directly or indirectly own more than 50% of the outstanding voting securities, however, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights. Under the consolidation method, a company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of the consolidated company.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence, are accounted for under the equity method of accounting.

Management Report for 2002 (Cont.)

Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence. We also account for our interests in some private equity funds under the equity method of accounting, based on our holding interest. Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the group company's securities, which may be different from the percentage of the economic ownership of the group company held by us. In certain cases, and in accordance with EITF 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" we recognize equity method losses based on the ownership level of the particular investee security held by us.

The effect of a group company's net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, as under each of these methods only our share in the net income or losses of a group company is reflected in our net results of operations in the consolidated statements of operations.

Other Methods. Group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

- Non-marketable group companies are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.
- Marketable group companies, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.
- Marketable group companies which are classified as available-for-sale are presented at fair market value and the effect of any change in market value is reflected in our comprehensive income (loss).

In accordance with APB 18, an investee that was previously accounted for other than under the equity method of accounting may become qualified for use of the equity method of accounting by an increase in the level of ownership. In such cases, the results of operations and retained earnings should be adjusted retroactively under the equity method of accounting ("step-by-step acquisition"). As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies and in accordance with APB 18, we have restated our financial statements for all prior periods in which our investments in these companies were recorded at cost. The aforementioned restatements resulted in increased net losses of approximately $2.5 million, or $0.12 per share and $1.8 million, or $0.08 per share for the years ended December 31, 2001 and 2000, respectively.

Merger Accounting

The merger with Elbit has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $74.0 million consisted of 5,617,601 Elron ordinary shares valued at an average market price of $12.50 per ordinary share, which was based on the average closing price of Elron's ordinary shares during the period commencing from the date of the announcement of the exchange ratio and ending five days thereafter, $1.0 million of assumed options and $2.7 million of transaction and integration costs. The purchase price has been allocated to Elbit's assets based on their estimated fair value according to an analysis made by an independent appraiser. Of the total purchase price, $55.0 million has been allocated to Elbis's identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reductions in operational and management costs, the creation

Management Report for 2002 (Cont.)

of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. At the acquisition date, net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance. Subsequent to the acquisition date, Elbit recorded a tax benefit in the amount of $6.6 million and reduced its valuation allowance for the deferred tax asset in respect of its operating loss carryforwards (see also, Critical Accounting Policies; Income Taxes). In accordance with generally accepted accounting principles in the United States, the tax benefit from eliminating the valuation allowance after the acquisition date had been recorded as a reduction of goodwill related to the acquisition. In accordance with generally accepted accounting principles in the United States, the remaining goodwill, in the amount of $12 million, will not be amortized and is reviewed annually (or more frequently if impairment indicators arise).

The share purchase of DEP has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $29.5 million consisted of 2,261,843 ordinary shares of Elron valued at an average market price of $13.02 per ordinary share, which was based on the average closing price of Elron's ordinary shares a few days before and after the date that the number of shares to be issued to DIC was announced. The purchase price has been allocated to DEP's assets acquired, primarily long-term investments, in the amount of $41.0 million, loans from DIC to RDC in the amount of $3.5 million and liabilities assumed in the amount of $15.1 million. The allocation to DEP's assets was based on an analysis made by an independent appraiser. Of the total purchase price allocated to DEP's assets acquired, an aggregate amount of $16.5 million was allocated to identifiable net intangible assets related to equity investments, with a weighted average amortization period of approximately 11 years, according to the economic benefit of the underlying assets, and an aggregate amount of $6.5 million was allocated to each equity investment's goodwill. The amortization of the identifiable intangible assets is included in our share of the net losses of each equity investment, except for Galil Medical, which is consolidated in our financial statements, and therefore the amortization will be included under "Amortization of other assets".

Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. As mentioned above, we obtained appraisals from an independent appraiser in order to assist us in the valuation of certain intangible assets. While there were a number of different methods used in estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, a discount rate reflecting the risk inherent in the future cash flows and expected useful lives assigned to the intangible assets. As we operate in an industry which is rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, is exposed to future adverse changes which can result in a charge to our results of operation.

Impairment of Goodwill and Other Intangible Assets

We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, we have performed an initial impairment review of goodwill as of January 1, 2002 and an annual impairment review thereafter at the level of each reporting unit. We have estimated the fair value of each reporting unit and compared it to its reported carrying amount. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples, taking into consideration factors such as control premiums and synergies. In certain cases we have obtained an opinion from an independent appraiser. Based on this comparison for each reporting unit, no goodwill impairment losses were recorded. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. Net goodwill and other intangible assets amounted to approximately $40.1 million as of December 31, 2002.

Management Report for 2002 (Cont.)

Impairment of Investments in Group Companies

At the end of each reported period we evaluate the carrying value of each investment in our group companies for possible impairment based on the financial condition and prospects of the group company and other relevant factors and by comparing the fair value of each investment relative to its carrying value, and whether the decline, if any, in the fair value has been other than temporary. The fair value of our holdings in privately held companies is generally determined based on the value at which independent third parties have invested or have committed to invest in these companies. As we operate in an industry which is rapidly evolving and extremely competitive, it is reasonably possible that our estimates could change in the near term. There can be no assurance that a write-down or write-off of the carrying value will not be required in the future.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period. Training revenue is recognized when a right of return exists as the services are provided. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors. Income derived from projects related to software development is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

Income Taxes

At the end of each reported period, we must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. In 2002 we have reduced our previous valuation allowance by $6.6 million to increase our deferred tax asset to an amount that is more likely than not to be realized in future years.

Basis of Presentation

Consolidation. The consolidated financial statements include the accounts of the Company and all its subsidiaries in which we directly or indirectly own more than 50% of the outstanding voting securities. Our consolidated financial statements include the following main subsidiaries:

	Year ended December 31,	
	2002	2001
	Elron Software	Elron Software
	Elron TeleSoft	Elron TeleSoft
	Elbit[1]	
	DEP[1]	
	RDC[1]	
	Galil Medical[2]	
	MediaGate[2]	

[1] Since May 2002, following the completion of the merger and DEP share purchase.

[2] Since July 2002.

Management Report for 2002 (Cont.)

Equity Method. Our main group companies accounted for under the equity method of accounting included:

Year ended December 31,			
2002		2001	
Elbit Systems	AMT[4]	Elbit Systems	Galil Medical[3]
Elbit[1]	Given Imaging[3]	Elbit	Witcom[3]
NetVision	Galil Medical[2,3]	NetVision	3DV[3]
MediaGate[2]	Witcom[3]	Chip Express	
Chip Express	3DV[3]	DEP	
DEP[1]	Cellenium[5]	Wavion	
Wavion	CellAct	KIT	
KIT		Pulsicom	
Pulsicom		Given Imaging[3]	

[1] Through May 2002, following the completion of the merger and DEP share purchase.

[2] Through July 2002.

[3] Restated (see "Critical Accounting Polices, Principles of Accounting for Holdings in Group Companies").

[4] Since August 2002.

[5] Through November 2002.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The following tables set forth our results of operations in the reported period:

	Year ended December 31, 2002	Year ended December 31, 2001
	(millions of $, except per share data)	
Net loss	39.3	50.8*
Net loss per share	1.50	2.40*

* Restated (see "Critical Accounting Polices, Principles of Accounting for Holdings in Group Companies")

Our net loss in 2001 adjusted to exclude amortization expenses related to goodwill that is no longer being amortized commencing January 1, 2002 in accordance with SFAS 142 was as follows:

	Year ended December 31, 2002	Year ended December 31, 2001
	(millions of $, except per share data)	
Net loss	39.3	49.2*
Net loss per share	1.50	2.33*

* Restated (see "Critical Accounting Polices, Principles of Accounting for Holdings in Group Companies")

Management Report for 2002 (Cont.)

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, was as follows:

	Year ended December 31,	
	2002	2001
	(millions of $, except per share data)	
Pro forma net loss	52.4	90.2
Pro forma net loss per share	1.80	3.10

The general slowdown in spending for technology products continues to affect the results of operations of our group companies which continue to report net losses. The current economic conditions continue to limit our ability to successfully "exit" some of our group companies and to record capital gains. However, as reflected on a more comparable basis in the pro forma information, we reported a decrease in our share in the losses of our affiliated companies as a result of the restructuring plans and cost reduction programs taken by some of our group companies during 2001 and 2002, which enabled these companies to reduce their losses notwithstanding the adverse economic and market conditions.

Reportable Segments

Our reportable segments are i) Elron Software, the Internet products segment; ii) Elron TeleSoft, the systems and projects segment; and iii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide the strategic and operational support to the group companies.

For the reported periods, the main group companies were classified into the following segments:

	Internet products	Systems and projects	Other holdings and corporate operations
Consolidated	Elron Software	Elron TeleSoft	Elbit; DEP; RDC; Galil Medical; MediaGate
Equity basis			Elbit Systems; NetVision; Chip Express; Wavion; KIT; Pulsicom; Given Imaging; Witcom Ltd.; 3DV; Cellenium; CellAct; AMT
Cost			Oren Semiconductor
Marketable securities presented as available-for-sale			Partner Communications Company; 24/7 Real Media

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

Management Report for 2002 (Cont.)

The following table reflects our consolidated data by reported segments:

(millions of $)	Elron Software	Elron TeleSoft	Other holdings and corporate operations	Consolidated
				Year ended December 31, 2002
Income	8.3	10.1	(10.7)	7.7
Costs and Expenses	16.9	15.9	17.1	49.9
Net loss	(8.6)	(5.9)	(24.8)	(39.3)
				Year ended December 31, 2001
Income	9.1	23.6	(28.7)	3.0
Costs and Expenses	19.5	38.1	0.5	58.1
Net loss	(10.4)	(15.3)	(25.1)	(50.8)

Elron Software

Elron Software is focused on web access control and e-mail content filtering for organizations. The following table sets forth the operating results of Elron Software:

	Year ended December 31,	
	2002	2001
		(millions of $)
Revenues	8.3	9.1
Cost of revenues	0.9	1.0
Gross profit	7.4	8.1
Operating expenses*	14.0	15.7
Amortization of other assets	1.0	1.3
Restructuring charges, net	0.6	1.0
Operating loss	(8.2)	(9.9)
Finance expenses, net	0.4	0.5
Net loss	(8.6)	(10.4)

* Excluding amortization of other assets and restructuring charges, net, in the amount of $1.7 million and $2.3 million in 2002 and 2001, respectively, which are presented separately.

Revenues. Elron Software's net revenues decreased by $0.8 million, or 9%, from $9.1 million in 2001 to $8.3 million in 2002. The decrease was primarily due to increased competition in the web access monitoring market and the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products.

Cost of revenues. Elron Software's cost of revenues was $1.0 million in 2001 and $0.9 million in 2002, representing a gross margin of 89% for both years.

Operating loss. Elron Software's operating loss decreased by $1.7 million, or 17%, from $9.9 million in 2001 to $8.2 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges, net) in the amount of $1.7 million, or 11%, from $15.7 million in 2001 to $14.0 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron Software during 2001 and 2002. Elron Software's ability to further decrease operating losses and reach breakeven is dependent upon its ability to grow its revenues in 2003.

The decrease in the amortization of other assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized.

Management Report for 2002 (Cont.)

In response to the economic conditions, and, in particular, the slowdown in IT spending, Elron Software underwent restructuring programs in 2001 and 2002 in order to reduce expenses and improve efficiency. Restructuring charges in 2001 amounted to $1.0 million of which $0.4 million was with respect to workforce reductions of approximately 40 employees, mainly in the sales and marketing division, and $0.6 million were facilities related expenses, including fixed asset write-offs associated with vacated facilities. Due to the continuation of the slowdown in IT spending in 2002, Elron Software implemented additional restructuring programs in 2002. Restructuring charges in 2002 amounted to $0.6 million which included primarily $0.4 million in respect of workforce reductions of approximately 28 employees, across all functions of the organization, in order to further adjust Elron Software's operations to the current economic conditions.

Elron TeleSoft

Elron TeleSoft is focused on telecom network and service management products and solutions. The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31,	
	2002	2001
		(millions of $)
Net revenues	10.1	23.8
Cost of revenues	8.0	21.1
Gross profit	2.1	2.7
Operating expenses*	4.3	10.6
Amortization of other assets	0.8	2.4
Restructuring charges, net	1. 3	1.2
Operating loss	(4.3)	(11.5)
Finance expenses, net	1.5	2.8
Other expenses, net	-	0.2
Tax provision	0.1	0.8
Net loss	(5.9)	(15.3)

* Excluding amortization of other assets and restructuring charges, net, in the amount of $2.1 million and $3.6 million in 2002 and 2001, respectively, which are presented separately.

Revenues. Elron TeleSoft's net revenues decreased by $13.7 million, or 58%, from $23.8 million in 2001 to $10.1 million in 2002. The decrease resulted in part from a $12.8 million decrease in revenues due to the sale of non-core activities of Elron TeleSoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business - development and marketing of products to the telecommunications market. The balance of the decrease of $0.9 million resulted from reduced sales of products and services to the telecommunications market due to a slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2002 were $8.0 million, representing a gross margin of 21%, compared to $21.1 million in 2001, representing a gross margin of 11%. The increase in gross margin resulted mainly from higher efficiency due to the restructuring program the company underwent during 2001 and 2002.

Operating loss. Elron TeleSoft's operating loss decreased by $7.2 million, or 63%, from $11.5 million in 2001 to $4.3 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges) in the amount of $6.3 million, or 59%, from $10.6 million in 2001 to $4.3 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron TeleSoft which include the sale of non-core activities. Elron TeleSoft expects to report breakeven on an operating basis in 2003.

The decrease in the amortization of other assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized, as well as the decrease in intangible assets associated with activities sold during 2001 and 2002.

Elron TeleSoft recorded in 2002 and 2001 restructuring charges of $1.3 million and $1.2 million, respectively. As part of the restructuring programs, Elron TeleSoft sold in the third quarter of 2001 certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and in January 2002, it completed the sale of its remaining non-core activities in the

Management Report for 2002 (Cont.)

government field to Elbit Systems for $5.7 million. These transactions resulted in a loss of $0.2 million in 2001 and $0.3 million in 2002. Elron TeleSoft's restructuring charges in 2002 and 2001 also included $0.5 million and $0.4 million with respect to workforce reductions of 77 and 65 employees, respectively. Facilities related expenses in 2001 amounted to $0.7 million which included $0.4 million termination cost of a facility lease. In 2002, facilities related expenses amounted to $0.5 million resulting mainly from the consolidation of excess facilities that involved write-off of leasehold improvements in the vacated facilities.

Finance expenses. Finance expenses decreased by $1.3 million, or 46%, to $1.5 million in 2002 from approximately $2.8 million in 2001. The decrease in finance expenses is primarily attributed to the decrease in interest rates. The majority of the finance expenses are principally due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd by Elron TeleSoft in 1998.

Other Holdings and Corporate Operations segment

The other holdings and corporate operations segment, which includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and the corporate operations, which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

	Year ended December 31,	
	2002	2001
		(millions of $)
Revenues	5.1	-
Net loss from equity investments	(21.9)	(27.2)
Gain (loss) from disposal and changes in holdings in related companies, net	6.9	3.2
Other income (expenses), net	(0.8)	(4.7)
Total income	(10.7)	(28.7)
Cost of revenues	2.7	
Operating expenses*	15.3	5.1
Amortization of other assets	0.2	-
Restructuring charges, net	0.4	-
Finance expenses (income), net	(1.5)	(4.5)
Total costs and expenses	17.1	(0.6)
Loss from continuing operations before tax benefit	(27.8)	(29.3)
Tax benefit	3.0	3.7
Minority interest	(2.8)	0.4
Loss from continuing operations	(22.0)	(25.1)
Loss from discontinued operations	2.8	-
Net loss	(24.8)	(25.1)

* Excluding amortization of other assets and restructuring charges, net, in the amount of $0.6 million and $0 million in 2002 and 2001, respectively, which are presented separately.

Management Report for 2002 (Cont.)

Income

Revenues. Net revenues of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in 2002. The following table sets forth the segment revenues. As these companies were not consolidated in 2001 and were only consolidated during 2002, the following table does not represent the companies' revenues on a full year basis (full year information is presented below):

	Year ended December 31,	
	2002	2001
		(millions of $)
Galil Medical	3.0	-
MediaGate	2.1	-
	5.1	-

Galil Medical, a medical device company performing minimally invasive cryotherapy, recorded revenues of $5.0 million in 2002 (of which $3.0 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $2.8 million in 2001. The increase in revenues is mainly due to increased penetration in the US market. The majority of the revenues derived from sales of disposable products.

MediaGate's revenues amounted to $2.6 million in 2002 (of which $2.1 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $0.7 million in 2001. MediaGate develops and markets advanced messaging systems. The increase in revenues is mainly due to large projects received from mobile operators mainly in the Far East.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $21.9 million in 2002 compared to $27.2 million in 2001. The decrease in our share in net losses of our affiliated companies in 2002 resulted mainly from ceasing accounting for Elbit's and DEP's results of operations under the equity method of accounting from the date of completion of the merger and the share purchase, respectively. Elbit and DEP accounted for $19.1 million of equity losses in the full year of 2001 compared to $9.6 million in the period through the completion of both transactions in 2002. In addition, our share in Wavion's losses decreased in 2002 as a result of the decrease in Wavion's net loss.

The above decrease was partially offset mainly as a result of the increase in our share of the net losses of Galil Medical (which were accounted under the equity method through July 2002), Given Imaging, 3DV and Cellenium as a result of the merger with Elbit and the share purchase of DEP, and the increase in the losses of Chip Express.

Highlights of the Results of Operations of Our Major Affiliates:

Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in net earnings of Elbit Systems amounted to $9.5 million in 2002 compared to $9.1 million in 2001.

The following are highlights of the results of operations of Elbit Systems:

- Elbit Systems' revenues increased from $764.5 million in 2001 to $827.5 million in 2002. As of December 31, 2002, Elbit Systems' backlog of orders was $1,689 million, of which approximately 79% was scheduled to be performed in 2003 and 2004 compared to a backlog of orders of $1,566 million on December 31, 2001. The increase in Elbit Systems' revenues in 2002 resulted mainly from the increase in sales of Airborne and Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) systems.
- Elbit Systems' operating income in 2002 was $57.8 million (7% of revenues) compared to $53.7 million in 2001 (7% of revenues).
- Elbit Systems' net income in 2002 was $45.1 million (5.5% of revenues) compared to a net income of $40.8 million (5.3% of revenues) in 2001. Elbit Systems' net income in 2002 included a $9.8 million non-recurrent charge, before

Management Report for 2002 (Cont.)

tax, in connection with Elbit Systems' agreement to repay the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS") an agreed amount of $10.6 million in exchange for a release by the OCS from all obligations to pay royalties in the future. The abovementioned non-recurrent charge was offset by a $2.8 tax adjustment as a result of the completion of tax assessments for prior years in various tax jurisdictions as well as adjustment of estimated taxes. Elbit Systems' net income in 2001 included the effect of $9.1 million, before tax, of share price linked compensation expenses. In 2002 the expenses related to share price linked compensation were not material.

Given Imaging (Nasdaq: GIVN) (an 18% holding directly and indirectly through RDC). Given Imaging, a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $28.9 million in 2002, compared to $4.7 million in 2001, and a gross profit of 59% of revenues, compared to 48% in 2001. 2002 represents the first full year of sales for Given Imaging following FDA clearance of its product in August 2001, and the fifth consecutive quarter of increased revenues. Given Imaging's net loss in 2002 was $18.3 million compared to $18.7 million in 2001. Given Imaging expects its revenues for 2003 to increase approximately 100% over 2002 revenues of $28.9 million and to reach breakeven and achieve sustainable profitability in the second half of 2003.

NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. NetVision's net income in 2002 amounted to $2.8 million compared to a net loss of $3.6 million in 2001. The shift from a net loss in 2001 to a net income in 2002 was primarily due to a restructuring program implemented by NetVision, which included cost reduction programs which resulted in a decrease in NetVision's operating expenses in 2002 by $8.5 million, or 14%, from $61.6 million in 2001 to $53.1 million in 2002. NetVision's revenues decreased in 2002 by $2.5 million, or 4%, from $58.9 million in 2001 to $56.4 million in 2002 mainly due to the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending. At the end of 2002, NetVision has a customer base of approximately 340,000 (330,000 at the end of 2001).

NetVision expects that its revenues in 2003 will be affected by the transition of customers to broadband communication on account of narrow-band dial-up connections and by the increased competition which will result in lower prices.

Wavion (a 48% holding). Wavion, a developer of broadband wireless access systems for wireless LANs, recorded a net profit in the second half of 2002 of $0.2 million and a net loss in the full year 2002 of $0.6 million compared to net losses of $3.4 million for the full year 2001. In light of the downturn in the broadband wireless communications market which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $1.7 million in 2002. The increase in revenue enabled Wavion to record a net profit in the second half of 2002. Wavion intends to commence beta site tests of its products in the second half of 2003 and to begin selling its products in 2004.

KIT (a 28% holding). KIT provides online academic programs. KIT's net losses in 2002 amounted to $5.2 million compared to $3.0 million in 2001, mainly as a result of an increase of $1.3 million in marketing and sales expenses as KIT expanded its sales efforts mainly in Holland and in the United Kingdom. As a result of these efforts, KIT generated revenues of $2.6 million in 2002 compared to $1.0 million in 2001. At the end of 2002, KIT had approximately 1,000 students, mainly from Holland and the United Kingdom.

Witcom (a 20% holding directly and indirectly through RDC). Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $5.0 million in 2002 compared to $4.4 million in 2001. Witcom's revenues were affected by the slowdown in the telecommunications industry. Witcom's net loss in 2002 was $5.5 million compared to $6.9 million in 2001. The decrease in net losses resulted from a cost reduction program implemented by Witcom beginning in 2001.

Pulsicom (a 17% holding). Pulsicom commenced its operations in 2001 and is engaged in the development of high accuracy real time location and tracking systems. In 2002, its net losses amounted to $0.8 million, consisting mainly of research and development costs, compared to $1.0 million in 2001. Pulsicom is expecting to complete its first prototype and commence field tests during 2003 and

Management Report for 2002 (Cont.)

therefore sales are not anticipated to commence before 2004.

Chip Express (a 34% holding). Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits) continued to be affected in 2002 by the slowdown in the semiconductor industry and its revenues decreased by $13.3 million, or 45%, from $29.8 million in 2001 to $16.5 million in 2002. Operating expenses in 2002 decreased by $8.4 million, or 27%, to $22.7 million from $31.1 million in 2001, mainly due to the implementation of a cost reduction program. However, due to a larger decrease in revenues, Chip Express' net losses in 2002 increased to $6.4 million compared to $1.6 million in 2001. In 2003, Chip Express expects that the introduction of new products will contribute to increasing its revenues.

During the second quarter of 2002, Chip Express raised $16.0 million, of which we invested $5.0 million. Consequently, our ownership percentage in Chip Express decreased from approximately 35% to approximately 34%. The amount raised is expected to be used for research and development, to expand global marketing activities and to increase Chip Express' sales efforts. At the end of 2002, Chip Express had $12.7 million in cash and cash equivalents.

3DV (a 24% holding directly and indirectly through RDC). 3DV, a developer of products in the field of 3-D cameras, recorded net losses of $5.1 million in 2002 compared to $7.6 million in 2001. The decrease in 3DV's net losses was the result of restructuring and cost reduction programs. 3DV is a development stage company and its future revenues are largely dependent on the demand for three dimensional applications, such as three-dimensional video games.

A.M.T. Advanced Metal Technology ("AMT") (a 33% holding). Since Elron's investment in the company in August 2002, AMT's two operating companies, namely A.H.T. Advanced Heating Technologies ("A.H.T.") and A.C.S. Advanced Coding Systems ("ACS") started to introduce their products to the market and have recorded initial sales of a hundred thousand dollars. In addition, both companies have built up their operating and manufacturing infrastructure and completed staffing of management positions. 2003 will be the first full year of revenues for AHT and ACS offering their products based on amorphous metals technology to the worldwide market.

Despite the decrease in net losses from our group companies, we expect that most of our group companies will continue to recognize losses in 2003, as they have not yet generated significant revenues. Therefore, they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holdings in Partner (Nasdaq: PTNR) through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

Partner (Nasdaq: PTNR) (a 12% holding through Elbit). At December 31, 2002, the market value of our investment in Partner amounted to $78.6 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002 Partner reached a significant milestone, as it became a profitable company and generated free cash flow for three consecutive quarters. The following are highlights of the results of operations of Partner for 2002:

- Partner's revenues for 2002, driven primarily by subscriber growth of 26%, increased by 25% to $855.9 million from $685.9 million in 2001. Partner's subscriber base at the end of 2002 was 1,837,000 compared to 1,458,000 at the end of 2001.
- Partner's operating income for 2002 increased to $112.6 million from $21.7 million in 2001, an increase of 418%. Operating income in 2002, as a percentage of revenues, reached 13% as compared to 3% in 2001.
- Partner's net income for 2002 was $17.8 million compared to a net loss of $64.0 million for 2001.
- Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $710 million. As of December 31, 2002, $519 million was outstanding under this facility. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. In connection with this guarantee, Elbit has pledged approximately 70% of the Partner shares held by it in favor of the consortium of banks.

Management Report for 2002 (Cont.)

- Partner expects revenue growth in 2003 to be slowed by lower subscriber growth as a result of a more penetrated market, the reduction in incoming rates mandated by the regulator, increasing competition and the economic slowdown in its industry.

Oren Semiconductor (a 17% holding). Oren is a developer of integrated circuits for digital broadcasting. During 2002, we invested $2.5 million in Oren by way of bridge loans, bringing the book value of our holding in Oren at December 31, 2002 to $8.0 million compared to $5.5 million at December 31, 2001.

In 2002, Oren's revenues were $2.0 million compared to $2.5 million in 2001. Operating expenses in 2002 decreased to $7.1 million from $9.1 million in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren's net loss in 2002 was $8.7 million compared to $8.6 million in 2001. Oren expects to achieve revenue growth in 2003 and a decrease in its net losses.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $6.9 million in 2002 compared to $3.2 million in 2001. The gain in 2002 resulted primarily from a $5.3 million gain from the sale of approximately 98,700 and 672,800 shares of Given Imaging held by Elron and RDC, respectively. As a result, our direct and indirect holdings in Given Imaging decreased to 18.3%. In addition, a gain of $1.8 million resulted from the sale of 380,000 shares of Elbit Systems in the fourth quarter of 2002. Gains in 2001 included an approximately $3.0 million gain from the sale of 380,000 shares of Elbit Systems.

Our ability to record future gains from the disposition of and changes in holdings in our group companies will be affected by the financial market conditions in future periods.

Other Income, net. Other income, net, of the Other Holdings and Corporate Operations segment amounted to a loss of $0.8 million in 2002 compared to $4.9 million in 2001. The loss in 2002 includes mainly a $1.1 million decrease in the price of marketable securities of Cisco (Nasdaq: CSCO) and EVS (Nasdaq: EVSN) which were mainly offset by $0.7 million gains from the sale of marketable securities, primarily of NetManage (Nasdaq: NETM). The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software and Kana shares which we subsequently received in exchange for BroadBase Software's shares following the acquisition of BroadBase Software by Kana (Nasdaq: KANA) and a $1.0 million write-down in the market value of the shares of ArelNet (TASE: ARNT). The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001. See "Qualitive and Quantitive Disclosure about Market Risk" for information regarding our exposure to changes in prices of marketable securities held by us at the end of 2002.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of Galil Medical and MediaGate in the second half of 2002 was $2.7 million.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of Elron's and RDC's corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time during 2002. The following table sets forth the segment operating expenses. As the subsidiary companies were not consolidated in 2001 and were only consolidated during 2002, the following table does not represent the companies' operating expenses on a full year basis (full year information is presented below). The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.6 million and $0 million in 2002 and 2001, respectively, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

	Year ended December 31,	
	2002	2001
		(millions of $)
Corporate	6.1	5.1
Galil Medical	7.4	-
MediaGate	1.8	-
	15.3	5.1

Management Report for 2002 (Cont.)

Our corporate operating costs increased by $1.0 million, or 20%, to $6.1 million in 2002 from approximately $5.1 million in 2001. Since the merger with Elbit, corporate operating costs reflect the costs of the combined management. In 2001 the aggregate corporate expenses of both Elron and Elbit, which than operated as separate companies, were approximately $12.0 million. In the second half of 2002, which gives effect to the merger of Elbit, the corporate costs amounted to $3.2 million, reflecting potential annual savings of more than $5.0 million in corporate operation costs.

Operating expenses of Galil Medical in 2002 were $13.0 million (of which $7.4 million were reported in the second half of 2002) compared to $9.4 million in 2001. Galil Medical's operating loss in 2002 amounted to $9.8 million compared to $7.8 million in 2001. The increase in Galil Medical's operating loss in 2002 is mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical's revenues.

Operating expenses of MediaGate in 2002 were $4.2 million (of which $1.8 million were reported in the second half of 2002) compared to $9.1 million in 2001. MediaGate's operating loss in 2002 amounted to $3.6 million compared to $8.8 million in 2001. The decrease in the operating loss of MediaGate resulted primarily from increased revenues and the decrease in operating expenses due to cost reduction programs implemented by MediaGate.

Amortization of other assets in 2002 in the amount of $0.2 million related to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies' other identifiable assets.

Restructuring charges. In connection with the merger with Elbit, restructuring charges in the amount of $0.4 million were recorded which included mainly fixed asset write-offs associated with Elbit facilities which were vacated as a result of the consolidation of Elron and Elbit facilities.

Finance expenses, net. Finance expenses, net, in the corporate operations and other holdings segment amounted in 2002 to an income of $1.5 million compared to $4.5 million in 2001. The decrease is attributed mainly to corporate operations and is a result of the decrease in interest rates and the decrease in our cash resources which were used mainly for investment purposes.

Gain or loss from discontinued operations. As part of VFlash's restructuring program in response to a slowdown in the market for Internet value added services, VFlash sold on September 23, 2002, a significant portion of its business to 24/7 Real Media Inc. (Nasdaq: TFSM) ("24/7") in exchange for 4,100,000 shares of 24/7 common stock. The market value of these shares on September 23, 2002 was $1.6 million, based on the then closing price of the share of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers. In conjunction with the above sale, we invested through Elbit, $1.0 million in 100,000 shares of 24/7 convertible preferred stock convertible into 48.40271 shares of common stock for each preferred stock. The convertible preferred stock was converted into 4,840,271 shares of common stock in February 2003. As a result of the above mentioned sale, we recorded a gain of $2.0 million. This gain was partially offset by the results of operations of VFlash in the amount of $1.9 million.

Also included in this item is our share in the net losses of Textology which was sold, with no gain recognized, during 2002 and the results of operations of ICC, in the aggregate amount of $2.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities (including short and long-term) at December 31, 2002 were approximately $100.0 million compared with $112.8 million at December 31, 2001. At December 31, 2002, the corporate cash, debentures, deposits and marketable securities (including short and long term) were $94.1 million (of which 99% were held in U.S. dollar accounts) compared with $111.5 at December 31, 2001. An amount of $28.9 million is collateralized to secure bank loans of Elron Software and Elron TeleSoft. The balance of $64.8 million has average maturities of less than three months.

The company's main cash and other liquid instruments resources in 2002 included mainly $5.9 million proceeds from the sale of 380,000 shares of Elbit Systems shares , $1.1 million proceeds from the sale of Given Imaging shares, the sale of other marketable securities of NetManage, ArelNet and Kana of $0.8 million and a $2.7 million dividend received from Elbit Systems. In addition, our cash and other liquid

Management Report for 2002 (Cont.)

instruments increased by approximately $13.6 million, mainly as a result of the merger with Elbit.

The company's main cash and other liquid instruments applications in 2002 included mainly $29.5 million investments in companies, of which $24.5 million were investments in our existing group companies to secure their cash needs for future growth and $5.0 million were investments in new companies (see table below for more details about our investment activity in 2002), approximately $5.8 million of merger expenses and cash net of approximately $6.0 million used to finance the corporate activities.

The following table sets forth the investments made during 2002:

	Amount
Investments in existing group companies:	(millions of $)
Chip Express	4.5
MediaGate	3.9
Galil Medical	2.8
Oren	2.5
VFlash	2.3
ICC	1.3
24/7 Real Media	1.0
KIT	1.0
Wavion	0.5
Other	4.7
	24.5
Investments in new companies:	
AMT	4.7
Notal	0.3
	5.0
	29.5

Consolidated working capital on December 31, 2002 was $31.8 million compared to $75.9 million at December 31, 2001. The decrease resulted mainly from (i) investment in our group companies and new companies in the amount of $29.5 million; (ii) classification as short-term loans of $14.5 million which were previously classified as long-term loans; and (iii) increase of $6.8 million in long-term loans which are secured by our debentures and securities and which are classified from current assets to long-term assets.

At December 31, 2002, we and our subsidiaries had no material contractual obligations except for capital lease obligations in the aggregate amount of $3.5 million, which are expected to affect our consolidated cash flow in future periods as follows: 2003 - $1.5 million, 2004 - $1.3 million and in 2005 - $0.7 million.

Consolidated loans at December 31, 2002 were approximately $82.4 million, the majority of which is attributed to Elron TeleSoft and Elron Software. Elron provided guarantees to banks of approximately $74.0 million to secure bank loans made available to Elron TeleSoft and Elron Software and of which $69.3 million have been utilized as of December 31, 2002. Out of the $74.0 million an amount of $31.0 million is collateralized by Elron's investment in debentures, marketable securities and deposits, and of which $28.9 million has been utilized as of December 31, 2002. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter.

RDC's bank loan in the amount of $4.0 million is secured by a floating pledge and by a first degree fixed pledge over 2,840,000 shares of Given deposited in RDC's bank account.

Payments of bank credits and bank loans of our subsidiaries are due in future periods as follows: 2003 - $17.6 million, 2004 - $48.0 million, 2005 - $1.3 million.

In 2001, we have provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The amount outstanding under the credit line at December 31, 2002 was approximately $19.7 million. The comfort letters were jointly provided with the other major shareholder of NetVision.

At December 31, 2002 we had commitments in the aggregate amount of approximately $8.2 million to invest in certain of our group companies, of which $4.6 million were invested through March 10, 2002.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment activities in existing and new companies.

Shareholders' equity at December 31, 2002, was approximately $266.5 million representing approximately 65% of the total assets compared with $248.2 million representing approximately 73% of total assets at December 31, 2001. The increase in shareholders' equity in 2002 was a result of the share issuance pursuant to the Elbit merger agreement and the DEP share purchase agreement.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

At December 31, 2002, we held $5.3 million in commercial marketable debentures, all with high credit quality issuers and with a limited amount of credit exposure to any one issuer. In addition, no more than 30% of our bank deposits were deposited in any single bank.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loans obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2002, we had fixed rate financial assets of $5.3 million held on average for 2 years, and variable rate financial assets of $88.4 million. At the same time, our subsidiaries had variable interest loans of $76.4 million. Therefore, we believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar.

Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2002 we directly and indirectly held shares of the following publicly traded companies: Elbit Systems (Nasdaq: ESLT), Given Imaging (Nasdaq: GIVN), Partner Communication Company Ltd. (Nasdaq: PTNR), Elbit Vision Systems (Nasdaq: EVSN), 24/7 Real Media (Nasdaq: TFSM) and Cisco (Nasdaq: CSCO). All of Cisco's shares held by us at the end of 2002 were sold at the beginning of 2003 with no material effect to our results of operations.

Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, included holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2002, the fair market value of our holdings in public securities was approximately $285.3 million. A 10% decrease in equity prices would result in an approximately $28.5 million decrease in the fair market value of our publicly traded holdings.

Changes in the market value of our available-for-sale securities (which mainly include our indirect holding in Partner) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations.

ERNST & YOUNG
Luboshitz Kasierer

Report of Independent Auditors

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 4.5% of consolidated total assets as of December 31, 2002, and whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $13.0 million and $11.5 million as of December 31, 2002 and 2001, respectively, and the Company's equity in their losses amounted to $4.6 million and $8.1 million for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subisidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in United States.



Luboshitz Kasierer
Luboshitz Kasierer is an affiliate member
of Ernst & Young International

Tel Aviv, Israel
March 12, 2003

Consolidated Balance Sheets

in thousands of U.S.dollars (except share and per share data)

		December 31	
ASSETS	Note	2002	2001(*)
Current assets:			
Cash and cash equivalents	(4)	$ 67,901	$ 90,404
Marketable securities		3,180	264
Trade receivables, net	(5)	9,238	9,627
Other receivables and prepaid expenses		4,528	4,395
Inventories and contracts-in-progress		2,197	1,671
Total current assets		87,044	106,361
Long-term assets:			
Investments in affiliated companies	(6)	131,256	162,260
Investments in other companies and long-term receivables	(7)	97,158	7,504
Long-term debentures and deposits	(9)	28,928	22,127
Deferred taxes	(15)	2,990	973
Severance pay deposits		2,262	2,313
Total long-term assets		262,594	195,177
Property and equipment, net	(10)	11,576	4,971
Other assets:	(11)		
Goodwill		21,538	8,833
Other intangible assets		18,577	10,968
		40,115	19,801
Total assets		**$ 401,329**	**$ 326,310**

(*) Restated - see Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (Cont.)

in thousands of U.S.dollars (except share and per share data)

		December 31	
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2002	2001(*)
Current liabilities:			
Short-term loans from banks	(12)	$ 15,362	$ 16,009
Current maturities of long-term loans from banks and others	(14)	17,637	608
Trade payables		5,738	4,514
Other payables and accrued expenses	(13)	16,516	9,321
Total current liabilities		55,253	30,452
Long-term liabilities:			
Long-term loans from banks and others	(14)	49,389	51,808
Accrued severance pay and retirement obligations		2,921	3,914
Deferred taxes	(15)	23,650	-
Other		414	383
Total long-term liabilities		76,374	56,105
Contingent liabilities, pledges and commitments	(16)		
Minority interest		3,185	1,040
Shareholders' equity:	(17)		
Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 and 31,500,000 shares as of December 31, 2002 and 2001 respectively; Issued and outstanding - 29,180,970 and 21,213,664 shares as of December 31, 2002 and 2001, respectively;		9,572	9,567
Additional paid-in capital		267,482	165,680
Accumulated other comprehensive income		7,529	42,231
Retained earnings (deficit)		(18,066)	21,235
Total shareholders' equity		266,517	238,713
Total liabilities and shareholders' equity		$ 401,329	$ 326,310



AMI EREL
Chairman of the Board of Directors



AVRAHAM ASHERI
Director



DORON BIRGER
President & Chief Executive Officer

Date of approval of financial statements: March 12, 2003

(*) Restated — See Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

in thousands of U.S.dollars (except share and per share data)

		Year ended December 31		
Income	Note	2002	2001(*)	2000(*)
Revenues		$ 23,468	$ 32,859	$ 39,162
Equity in losses of affiliated companies' investments	(19)	(21,911)	(*) (27,242)	(*) (9,483)
Gain from disposal and changes in holdings in subsidiaries and affiliated companies, net	(20)	6,888	3,179	(*) 26,819
Other income (expenses), net	(21)	(743)	(*) (4,885)	43,458
		7,702	3,911	99,956
Costs and Expenses				
Cost of revenues		11,557	22,048	26,523
Research and development costs, net		7,818	8,979	7,785
Marketing and selling expenses, net		14,428	10,587	14,710
General and administrative expenses		11,272	11,810	13,740
Restructuring costs	(3C(3))	2,318	2,203	-
Amortization of intangible assets		2,058	3,734	3,180
Financial expenses (income), net	(22)	474	(1,251)	(2,406)
		$ 49,925	$ 58,110	$ 63,532
Income (loss) before taxes on income		(42,223)	(*) (54,199)	(*) 36,424
Taxes on income (tax benefit)	(15)	(2,855)	(2,947)	8,079
Income (loss) from continuing operations after taxes on income		(39,368)	(*) (51,252)	(*) 28,345
Minority interest in losses of subsidiaries		2,823	438	171
Income (loss) from continuing operations		(36,545)	(*) (50,814)	(*) 28,516
Loss from discontinued operations	(23)	(2,756)	-	-
Net income (loss)		**$ (39,301)**	**$(*)(50,814)**	**$(*)28,516**
Income (loss) per share:	(18)			
Basic income (loss) per share data -				
Income (loss) from continuing operations		$ (1.39)	$ (*)(2.40)	$ (*)1.35
Income (loss) from discontinued operations		(0.11)	-	-
Net income (loss)		$ (1.50)	$ (2.40)	$ 1.35
Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)		26,272	21,191	21,172
Diluted income (loss) per share data -				
Income (loss) from continuing operations		$ (1.39)	$ (*) (2.41)	$ (*)1.33
Income (loss) from discontinued operations		(0.11)	-	-
Net income (loss)		$ (1.50)	$ (2.41)	$ 1.33
Weighted average number of ordinary shares used in computing diluted net income (loss) per share (thousands)		26,272	21,191	21,446

(*) Restated — See Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

Statement of Shareholders' Equity

in thousands of U.S.dollars (except share and per share data)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (deficit)	Total shareholders' equity	Total comprehensive loss
Balance as of January 1, 2000 (*)	21,140,664	$ 9,567	$ 156,196	$ 187,302	$ 99,022	$ 452,087	
Dividend paid	-	-	-	-	(55,489)	(55,489)	
Exercise of options	48,000	-	485	-	-	485	
Changes in additional paid-in capital in affiliated companies	-	-	1,972	-	-	1,972	
Amortization of deferred stock compensation	-	-	245	-	-	245	
Other comprehensive loss, net of tax:							
Unrealized losses on available for sale marketable securities	-	-	-	(122,072)	-	(122,072)	$ (122,072)
Reclassification adjustment for gain realized in net income	-	-	-	(28,786)	-	(28,786)	(28,786)
Foreign currency translation adjustment	-	-	-	15	-	15	15
Net income	-	-	-	-	28,516	28,516	28,516
Balance as of December 31, 2000(*)	**21,188,664**	**9,567**	**158,898**	**36,459**	**72,049**	**276,973**	
Total comprehensive loss							**$(122,327)**
Exercise of options	25,000	-	306	-	-	306	
Changes additional paid-in capital in affiliated companies	-	-	2,899	-	-	2,899	
Deferred gain from change in holding in affiliated company	-	-	3,583	-	-	3,583	
Amortization of deferred stock compensation	-	-	(6)	-	-	(6)	
Other comprehensive loss, net of tax:							
Unrealized gains on available for sale marketable securities	-	-	-	6,850	-	6,850	$ 6,850
Reclassification adjustment for gain realized in net loss	-	-	-	(1,056)	-	(1,056)	(1,056)
Foreign currency translation adjustment	-	-	-	(22)	-	(22)	(22)
Net loss	-	-	-	-	(50,814)	(50,814)	(50,814)
Balance as of December 31, 2001 (*)	**21,213,664**	**9,567**	**165,680**	**42,231**	**21,235**	**238,713**	
Total comprehensive loss							**$ (45,042)**
Exercise of options	87,863	-	605	-	-	605	
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	-	-	71,195	
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	-	-	29,449	
Changes in additional paid-in capital in affiliated companies	-	-	336	-	-	336	
Amortization of deferred stock compensation	-	-	222	-	-	222	
Other comprehensive loss, net of tax:							
Unrealized losses on available for sale marketable securities	-	-	-	(33,035)	-	(33,035)	$ (33,035)
Reclassification adjustment for gain realized and other than temporary decline included in net loss	-	-	-	(1,070)	-	(1,070)	(1,070)
Foreign currency translation adjustment	-	-	-	-	-	-	-
Minimum pension liability in an affiliated Company	-	-	-	(597)	-	(597)	(597)
Net loss	-	-	-	-	(39,301)	(39,301)	(39,301)
Balance as of December 31, 2002	**29,180,971**	**$ 9,572**	**$ 267,482**	**$ 7,529**	**$(18,066)**	**$ 266,517**	
Total comprehensive loss							**$ (74,003)**
Accumulated unrealized gains from available for sale marketable securities, net of taxes				$ 8,459			
Accumulated foreign currency translation adjustments				(333)			
Minimum pension liability in an affiliated Company				(597)			
Accumulated other comprehensive loss				**$ 7,529**			

(*) Restated - see Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands of U.S.dollars (except share and per share data)

	Year ended December 31		
CASH FLOWS FROM OPERATING ACTIVITIES	**2002**	**2001 (*)**	**2000(*)**
Net income (loss)	$ (39,301)	$ (50,814)	$ 28,516
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in losses of affiliated companies	21,911	27,242	9,483
Dividend from affiliated companies	2,670	13,805	13,242
Minority's interest in losses of subsidiaries	(2,823)	(438)	(171)
Gain from disposal and changes in holdings in affiliated companies, net	(6,888)	(3,179)	(26,819)
Gain from sale of investments in other companies	(605)	(999)	(27,288)
Gain resulting from sale of business	(1,991)	-	-
Depreciation and amortization	4,372	6,362	5,122
Decrease in other investments and accrued interest	2,380	1,247	615
Amortization of deferred stock compensation and call options	(104)	29	1,745
Deferred taxes, net	(3,398)	(2,796)	2,229
Decrease (increase) in trade receivables	2,515	2,328	(1,059)
Decrease (increase) in other accounts receivable and prepaid expenses	3,439	(1,305)	(827)
Decrease in trading marketable securities, net	231	16,652	48
Decrease (increase) in inventories and contracts-in-progress	698	(1,310)	(47)
Increase (decrease) in trade payables	(1,385)	1,435	1,212
Increase (decrease) in other accounts payable and accrued expenses	(11,314)	(7,710)	5,290
Other	383	568	(175)
Net cash provided by (used in) operating activities	**(29,210)**	**1,117**	**11,116**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(19,951)	(17,931)	(29,994)
Proceeds from sale of Elbit Systems shares	5,862	6,655	-
Proceeds from sale of Given Imaging shares	6,918	-	-
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	14,883	-	-
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	284	-	-
Cash and cash equivalents resulting from newly consolidated subsidiaries (Mediagate and Galil Medical) (Schedule C)	2,978	-	-
Cash and cash equivalents resulting from sale of businesses and subsidiaries (Schedule D)	(1,984)	-	-
Investment in other companies	(3,700)	(1,900)	(1,774)
Proceeds from sale of investments in other companies	405	1,115	152
Proceeds from sale of available for sale securities	890	1,332	22,282
Investments in held to maturity debentures and deposits	(11,381)	(12,213)	(59,309)
Proceeds from maturities of held to maturity debentures and from deposits	4,482	39,357	104,025
Purchase of property and equipment	(969)	(1,132)	(4,549)
Proceeds from sale of property and equipment and other investments	515	311	81
Proceeds from sale of certain activities	6,589	3,430	-
Net cash provided by investing activities	**5,821**	**19,024**	**30,914**

(*) Restated - see Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (Cont.)

in thousands of U.S.dollars (except share and per share data)

	Year ended December 31		
CASH FLOWS FROM FINANCING ACTIVITIES	**2002**	**2001(*)**	**2000(*)**
Proceeds from exercise of options	605	306	485
Proceeds from exercise of options in a subsidiary	2	71	171
Long-term loans from banks	9,152	9,540	10,632
Repayment of loans from shareholder	(1,378)	-	-
Repayment of long-term loans	(706)	(630)	(10,417)
Increase (decrease) in short-term bank credit, net	(8,954)	401	11,130
Proceeds from issuance of shares to the minority in a subsidiary	2,165	-	4,626
Dividend paid	-	-	(55,489)
Net cash provided by (used in) financing activities	**886**	**9,688**	**(38,862)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,503)	29,829	3,168
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	90,404	60,575	57,407
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**$ 67,901**	**$ 90,404**	**$ 60,575**
Supplementary cash flows activities:			
Cash paid during the year for:			
Income tax	$ 521	$ 6,025	$ 2,459
Interest	$ 1,916	$ 4,202	$ 3,929
Non-cash transactions:			
Investment in Netvision against liabilities	$ -	$ -	$ 3,500
Exchange of marketable securities	$ -	$ 2,140	$ 7,823
Reclassification of inventory from inventory and contracts-in-progress to property and equipment, net	$ 477	$ -	$ -
Reclassification of other assets to tax liability	$ 6,600	$ -	$ -

SCHEDULE A:

Cash and cash equivalents resulting from the merger with Elbit

Assets acquired and liabilities assumed on the merger date:	
Working capital (except cash and cash equivalents)	$ 6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long term assets	(1,820)
Goodwill	(18,275)
Long-term liabilities	40,123
Investment at equity prior to merger	42,739
Minority interests	82
Issuance of shares	71,194
Cash and cash equivalents acquired	**$ 14,883**

(*) Restated - see Note 3(G).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (Cont.)

in thousands of U.S.dollars (except share and per share data)

	Year ended December 31,
SCHEDULE B:	**2002**
Cash and cash equivalents resulting from the share purchase of DEP	
Assets acquired and liabilities assumed at the share purchase date:	
Working capital (except cash and cash equivalents)	$ 19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Other assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449
Cash and cash equivalents acquired	**$ 284**
SCHEDULE C:	
Cash and cash equivalents resulting from newly consolidated subsidiaries	
Assets acquired and liabilities assumed at the purchase date:	
Working capital (except cash and cash equivalents)	$ 3,230
Property and equipment	(2,007)
Other assets	(12,024)
Deferred taxes	3,260
Accrued severance pay, net	179
Investment at equity prior to acquisition	8,231
Minority interests	2,109
Cash and cash equivalents acquired	**$ 2,978**
SCHEDULE D:	
Cash and cash equivalents resulting from sale of business and subsidiaries	
Assets and liabilities at date of sale:	
Working capital (except cash and cash equivalents)	$ (677)
Property and equipment	266
Other assets	200
Accrued severance pay, net	(33)
Gain resulting from sale of business	1,991
Marketable securities received	(1,600)
Other investments received	(2,131)
Cash and cash equivalents received	**$ (1,984)**

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

in thousands of U.S.dollars (except share and per share data)

NOTE 1 GENERAL

Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates ("related companies"), primarily in the fields of defense electronics, software, communication, medical devices, semiconductors and amorphous metals.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

B. FINANCIAL STATEMENTS IN U.S. DOLLARS

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries's and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars. Substantially most of the subsidiaries' sales are in U.S. dollars and most of the cost and expenses are nominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and of its subsidiaries is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts.Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS 52").

Accordingly, items have been translated as follows:

Monetary items - at the exchange rate in effect on the balance sheet date.

Nonmonetary items - at historical exchange rates.

Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B. FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars, in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

C. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions have been eliminated upon consolidation.

As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are: DEP Technology Holdings Ltd. ("DEP"), Elbit Ltd. ("Elbit"), RDC Rafael Development Corporation ("RDC"), Elron Telesoft ("ETI"), Elron Software ("ESI"), Galil Medical Ltd. ("Galil") and Mediagate N.V. ("Mediagate").

D. BUSINESS COMBINATIONS

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the net assets acquired has been recorded as goodwill.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturity of three months or less.

F. LONG-TERM DEBENTURES AND DEPOSITS

Bank deposits with maturities of more than one year and short-term bank deposits held as a security for long-term loans are included in long-term investments, and presented at their cost. Long-term debentures are classified as held-to-maturity since the Company has the intent and ability to hold these securities to maturity. The debentures are stated at cost plus accrued interest. Accrued interest is included as finance income.

G. MARKETABLE SECURITIES

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as other income (expenses).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G. MARKETABLE SECURITIES (Cont.)

Certain marketable securities covered by SFAS No 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No 115") were classified as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments" and decline in value judged to be other than temporary, are included in the consolidated statement of operations. Cost is determined in computing realized gain or loss on an average basis.

H. INVENTORIES AND CONTRACTS IN PROGRESS

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

Cost is determined as follows:
Raw materials - using the average cost method, or the "first in, first out" method.
Contracts-in-progress - represent amounts related to long-term contracts as determined by the percentage of completion method of accounting.
Finished Products - raw materials as mentioned above and direct manufacturing costs with the additional allocable indirect manufacturing costs on an average basis.

I. INVESTMENT IN AFFILIATED COMPANIES

Investments in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method. Significant influence is presumed to exist when the Company owns between 20%-50% of the investee. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

The Company discontinues to applying the equity method when its investment (including advances and loans) is reduced to zero and it has no guaranteed obligations of the affiliate or is otherwise committed to provide further financial support to the affiliate.

In circumstances where the Company's ownership in an investee is in the form of a preferred security or other senior security, the Company recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Company to which the equity method losses are being applied.

The excess of the purchase price over the fair value of net intangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Goodwill is no longer amortized. Technology and other identifiable intangible assets are amortized over a period of approximately 5-12 years, commencing from the acquisition date.

Gains arising from issuance of shares by affiliated companies to third parties are recorded as "Gains from disposal and changes in holdings in subsidiaries and related companies, net" in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting for Sales of Stock by a Subsidiary".

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J. INVESTMENTS IN OTHER COMPANIES

Investments in other companies in which the Company does not have the ability to exercise significant influence over operating and financial policies, is presented at cost.

Management evaluates investment in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a loss in value that is other than temporary, the Company records a provision for the decline in value.

K. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Land and Buildings	0-4
Computers, Machinery and Furniture	6-33
Motor vehicles	15-20
Leasehold improvements	over the term of the lease

L. IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

The Company's and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

M. INTANGIBLE ASSETS

Other assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and activities. Technology and other identifiable intangible assets are amortized over their estimated useful life.

The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment (or more frequently if impairment indicators arise). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill acquired prior to July 1, 2001, the Company and its subsidiaries adopted SFAS 142 effective January 1, 2002.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M. INTANGIBLE ASSETS (Cont.)

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates discount rates for each of the reportable units. The Company expects to perform the impairment tests during the fourth fiscal quarter of each year.

N. REVENUE RECOGNITION

The Company's subsidiaries sell, license and support computer software, systems and disposable products.

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended.

Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fee to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

When the products are warrantied, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

Revenues from software licenses that require significant customization, integration and installation and from projects, related to software development are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion to be incurred over the duration of the contract. Anticipated losses on contracts are charged to earnings when identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

When a right of return exists, an estimate of the allowance for returns is provided in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists". Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns and allowances and other factors.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O. RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of grants received, are charged to the statement of income as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

P. ADVERTISING COSTS

Advertising costs are charged to the consolidated statement of operations as incurred.

Q. ROYALTY-BEARING GRANTS

Royalty-bearing grants from the government of Israel for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs and sales and marketing expenses, respectively.

Research and development and marketing grants received by certain of the company's subsidiaries in 2002 amounted to $850 and $105, respectively.

R. INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

S. INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares of ordinary shares considered outstanding during the year.

In 2001 and 2002 all outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share was 86,626 and 125,815 for the years ended December 31, 2002 and 2001, respectively.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T. STOCK BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price. Compensation expense is recorded over the vesting period on a straight line basis. The Company provides the disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure".

If compensation cost (including in respect of subsidiaries' stock options) had been determined under the alternative fair value accounting method provided under FASB Statement No. 123, the Company's and subsidiaries stock-based employee compensation cost, consolidated net income (loss) and basic and diluted net income (loss) per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31		
	2002	2001	2000
Stock-based employee compensation cost:			
As reported	$ 933	$ 29	$ 1,745
Pro forma	2,876	974	2,043
Net income (loss):			
As reported	(39,301)	(50,814)	28,516
Pro forma	(41,244)	(51,759)	28,218
Basic net income (loss) per share:			
As reported	(1.50)	(2.40)	1.35
Pro forma	(1.57)	(2.44)	1.33
Diluted net income (loss) per share:			
As reported	(1.50)	(2.41)	1.33
Pro forma	(1.57)	(2.45)	1.32

Under SFAS 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2002, 2001 and 2000: (1) expected life of the option of 1-4 years (2001 and 2000 - same); (2) dividend yield of 0% (2001 - 0%, 2000 - 6.95%); (3) expected volatility of 43% (2001 - 54%, 2000 - 64%), (4) risk-free interest rate of 1.5% (2001 - 3%, 2000 - 6%).

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting prinicples are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments.

V. SEVERANCE PAY

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $611, $277 and $405, respectively.

Certain of the Company's U.S. subsidiaries adopted retirement Plans, in respect of their U.S. employees, which are qualified under section 401(K) of the Internal Revenue Code. Pursuant to the 401(K) plan, eligible participants may elect to contribute a percentage of their annual gross compensation to the 401(K) plan. Contributions to the 401(K) plan by the Company's U.S. subsidiaries are discretionary. Total expenses under 401(K) plan amounted to $0, $719 and $126 for the years ended December 31, 2002, 2001 and 2000, respectively.

W. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, long term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximate their carrying value as of December 31, 2002 and 2001, unless otherwise stated. The estimated fa r values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company's investments in ordinary shares of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $33,812 and $21,981 at December 31, 2002 and 2001, respectively, and represent the original cost, net of impairment, and in the case of affiliates also the Company's equity in the earnings or losses of the affiliates, since the dates of acquisition.

X. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits, marketable bonds and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in Israel and the United States. Marketable bonds are bonds of U.S. Corporations. Management believes that the financial institutions that hold the Company and its subsidiaries' investments and the above corporations are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.do.lars (except share and per share data)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X. CONCENTRATIONS OF CREDIT RISK (Cont.)

Trade receivables are derived from sales to major customers located in North America, and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and obtain letter of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

As of the balance sheet date there are no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Y. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The liability in respect of such costs should be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on its results of operations or financial position.

(2) In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

(3) In January 2003, the EITF issued EITF 02-18, "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition" ("EITF 02-18"). According to EITF 02-18, if an additional investment in an investee, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognize previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses depends on the facts and circumstances and judgment is required.

EITF 02-18 shou d be applied to additional investments in equity-method investees made subsequent to February 5, 2003. The Company is currently evaluating the effect of EITF 02-18 on its financial statements.

Z. RECLASSIFICATIONS

Certain prior year amounts were reclassified to conform with current year financial statement presentation.

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES

A. ELBIT

(1) During 2000, Elbit Ltd. ("Elbit"), held at that time 41% by Elron, completed the sale of its entire interest in Peach Networks Ltd. ("Peach") to Microsoft Corporation, for approximately $43,000. In addition, Elbit completed the sale of the assets, properties, rights and certain liabilities of Hynex Ltd. ("Hynex"), in which Elbit held approximately 77% on a fully diluted basis, to Cisco Systems Inc. ("Cisco") in consideration for $107,000, of which approximately $11,000 was paid in cash and the balance was in Cisco's shares. As a result, Elbit recorded a capital gain, before taxes and minority interest, of approximately $129,000.

(2) In the first quarter of 2001, Elron purchased 600,000 additional shares of Elbit in consideration for approximately $3,600. As a result, Elron's share in Elbit increased to approximately 44%.

(3) On May 15, 2002, Elron completed its merger with Elbit. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options of Elbit held by Elbit employees to purchase 240,525 ordinary shares of Elron with a fair value of $997.

Elbit invests in high technology companies, which are primarily engaged in the fields of e-business (electronic business) and m-commerce (mobile commerce).

The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

Fair value of Elron ordinary shares issued	$ 70,220
Transaction and other costs	2,719
Fair value of options assumed(*)	975
Total	**$ 73,914**

(*) Net of intrinsic value of $22.

Ordinary shares were valued based on the average price of Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black-Scholes pricing method.

The purchase price has been allocated to the fair value of Elbit's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill, which is not deductible for tax purposes.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (CONT.)

The allocation of the purchase price to assets purchased and liabilities assumed was as follows:

Current assets	$ 12,216
Long-term investments	65,586
Other long-term assets	1,061
Property and equipment, net	6,285
Goodwill	12,135
Liabilities assumed	(23,369)
Net assets acquired	**$ 73,914**

At the acquisition date net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of $6,600 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. Since the tax benefits recognized were in respect of the operating loss carryforwards of Elbit at the acquisition date, Elron recorded the entire tax benefit as a reduction to goodwill.

The goodwill recorded relates to the "Other Holdings and Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

The operating results of Elbit, as a wholly owned subsidiary, have been included in the Company's consolidated financial statements from the date of the merger (May 15, 2002). See Note 8 for supplemental pro forma information.

B. DEP

(1) On May 6, 2002, Elron completed the purchase of shares of DEP Technology Holdings Ltd. ("DEP") in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with Discount Investment Corporation Ltd. ("DIC"), which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"), RDC is a joint venture between DEP and Rafael Armament Development Authority ("Rafael") through its subsidiary Galram Technology Industry Ltd. ("Galram") which holds 47.84% of the outstanding shares of RDC. RDC is controlled by DEP which holds 48.04% of its outstanding shares (50.1% of the voting rights). RDC was established for the purpose of exploiting Rafael's technology in non-military markets.

DEP invests in high technology companies, which are primarily engaged in the fields of communications, medical devices, semiconductors and software.

The share purchase enhanced Elron's position in the high technology markets enabling Elron to manage existing DEP investments independently.

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (CONT.)

B. DEP

(1) (Cont.)

The purchase price of the DEP acquisition was $29,502, of which $29,449 represents the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $53 represents transaction costs.

The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

The allocation of the purchase price was as follows:

Current assets	$ 467
Long-term investments	38,233
Property and equipment, net	19
Intangible assets	2,339
Liabilities assumed	(11,556)
Total	**$ 29,502**

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.
The amount of $38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $38,233 the aggregate amount allocated to identifiable intangible assets of the equity investments with a weighted average amortization period of approximately 11 years was $16,500 and aggregate amount of $6,500 has been recorded as goodwill. The goodwill is not deductible for tax purposes.

The operating results of DEP have been included in the Company's consolidated financial statements from the date of closing of the share purchase (May 6, 2002). See Note 8 for pro forma information.

(2) DEP undertook to invest up to $27,000 in RDC, of which approximately $22,300 was invested as of December 31, 2002. The balance of the obligation is to be paid based on percentages of annual sales of RDC's affiliates in which RDC holds more than 25% or yearly increase in the value of RDC's holdings. The liability will expire on July, 2003.

C. ELRON SOFTWARE AND ELRON TELESOFT

Elron's activities in the field of IT software products are conducted by its majority owned subsidiaries Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI").

(1) On April 1, 2000, ESI transferred substantially all the assets and liabilities of the systems and projects division to ETI. Following this transaction ESI focuses on the Internet software products activities and ETI focuses on the system integration and projects activities of Elron.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

C. ELRON SOFTWARE AND ELRON TELESOFT (Cont.)

(2) In the third quarter of 2000, ESI issued 615,764 shares (2.5% of its share capital) to a third party in consideration for $5,000. As a result, Elron holdings in ESI decreased to 96%. Elron recorded in 2000 a gain of approximately $4,500.

(3) In response to the economic conditions, and in particular, the slowdown in IT spending, Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI") underwent restructuring programs in 2001 and 2002 in order to focus their operations on core areas of their business, to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and consolidation of excess facilities. Restructuring charges were recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment Charges".

Employee termination costs in 2002 and 2001 amounted to $934 and $739, respectively. During 2001, approximately 40 employees of ESI, mainly in the sales and marketing division, and 77 employees of ETI, mainly in the telecom activity and in its headquarters, were terminated. During 2002, approximately 28 employees of ESI, across all functions of the organization, and 65 employees of ETI in the telecom activity were terminated. The majority of these termination expenses were paid as of December 31, 2002. Facilities related expenses in 2002 and 2001 amounted to $1,071 and $1,292, respectively, which included termination costs of a facility lease contract, future rental losses, and write-offs of leasehold improvements with respect to facilities of ESI and ETI, and in 2002 also of Elbit, which facilities were vacated as a result of the merger.

As part of its restructuring program, ETI sold in the third quarter of 2001 and at the beginning of 2002 certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. and in the defense system fields to Elbit Systems Ltd. ("ESL") in consideration for $3,400 and $5,700, respectively, resulting with an immaterial loss.

Components of the restructuring charge for the years ended December 31, 2002 and 2001, amounts paid during the periods and remaining accrued liability as of December 31, 2001 and 2002, are as follows:

	Employee termination and severance costs	Write-off of long-lived assets	Facilities termination charges, future rental losses and other exit costs	Total
Restructuring charges in 2001	$ 739	$ 289	$ 1,175	$ 2,203
Payments and write-offs	(739)	(289)	(401)	(1,429)
Accrued restructuring liability at December 31, 2001	-	-	774	774
Restructuring charges in 2002	934	772	612	2,318
Payments and write-offs	(916)	(772)	(862)	(2,550)
Accrued restructuring liability at December 31, 2002	**$ 18**	**$ -**	**$ 524**	**$ 542**

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (CONT.)

D. GALIL MEDICAL

Galil Medical Ltd. develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

(1) On April 30, 2002, Elron and RDC converted notes of Galil Medical Ltd. ("Galil"), in which Elron held 3.7% and in which RDC held 32.1%, amounting to approximately $3,160 to 2,671,385 preferred C shares. As a result, Elron's and RDC's interests in Galil increased to approximately 4.3% and 37.4%, respectively.

In May 2002, certain existing shareholders of Galil entered into a note purchase agreement with Galil (the "Note Agreement") to invest in convertible notes of Galil (the "Notes") in an aggregate amount of up to $5,000 with an option to invest an additional amount of $1,000 (the "option"). The Notes are automatically convertible into preferred shares in May 2003, or may be converted at an earlier date upon the occurrence of certain events as determined in the Note Agreement.

In the event the Notes shall be converted into preferred shares, Galil shall grant to the shareholders holding such convertible notes, warrants in the amount equal to 200% of their investment under the Note Agreement, exercisable into Galil's preferred C shares, or into Galil's ordinary shares if converted after an IPO, until the earlier of 3 years after their issuance, or 1 year after Galil's IPO, at the same conversion price set forth for the notes, at the date of conversion.

In October and December 2002, Elron signed the first addendum and second addendum to the Note Agreement, respectively, according to which Elron invested an aggregate amount of approximately $356 and $900, respectively in the form of notes convertible into Galil's shares upon the same conditions as the Note Agreement. RDC did not participate in these investments.

As of balance sheet date, Elron's and RDC's investment, pursuant to the Note Agreement amounted to approximately $3,712. Subsequent to the balance sheet date, in January 2003, Elron signed the third addendum to the Note Agreement according to which Elron committed to invest $327 in the form of notes convertible into Galil's shares upon the same terms and conditions as the Note Agreement.

(2) On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. in consideration for $850 which has been allocated to identifiable intangible assets. As part of the agreement, Lumenis Ltd. ("Lumenis") has the right to receive a future earn-out payment, conditional upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron has acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 8 for pro forma information.

The purchase price has been allocated to the fair value of Galil's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent appraiser. The portion of the purchase price assigned to technology and the remaining technology which arose from previous acquisitions, including the DEP transaction, amounted to approximately $4,600. The technology will be amortized over a period of 7 years. An amount of approximately $300 was recorded as goodwill, which is not deductible for tax purposes.

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

E. VFLASH

On September 23, 2002, Elbit VFlash ("VFlash"), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq, in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

Concurrently with the above sale, Elron invested through Elbit, $1,000 in consideration for 100,000 convertible preferred shares of 24/7.

The Company viewed the sale of Vflash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,000 in respect of the sale. The sale of VFlash's operations meets the definition of discontinued operations under SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets'. Therefore, all results relating to VFlash, including the above gain, were classified as discontinued operations in the statement of operations (see Note 23).

The common shares are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The market value of these shares on September 23, 2002 was based on the then closing price of the common stock of 24/7.

The preferred shares are being accounted for under the cost method. Each preferred share is convertible at any time into 48.40271 common shares, subject to adjustment upon certain events described in the investment agreement. The fair value of the preferred shares received, was based on the market price of the common shares on the transaction date.

As of December 31, 2002, the common and preferred shares held by Elron constitute approximately 8.3% of the outstanding share capital of 24/7 (on a fully diluted basis).

Of the 4,100,000 common shares of 24/7 it received, Vflash undertook to grant a beneficial interest in approximately 725,000 common shares to former employees in recognition of services they rendered to VFlash prior to the sale. The fair value of these shares on September 23, 2002 was approximately $283.

During February 2003, the preferred shares were converted into 4,840,271 common shares of 24/7.

F. MEDIAGATE

(1) During 2000 Mediagate issued, in two private placements and through exercise of options, approximately 10,200,000 shares in consideration for approximately $12,000. Elron purchased approximately 1,000,000 shares from existing shareholders and received approximately 500,000 shares in these private placements, in consideration for approximately $1,600. As a result, Elron's interest in Mediagate decreased to 29.1%, resulting in a gain of $3,104.

(2) During 2001 and 2002, Elron invested $2,794 and $794 respectively in Mediagate by way of convertible loans. On August 7, 2002, Elron converted the above mentioned loans to 32,828,510 preferred F shares. Elron also invested approximately $2,500 in MediaGate through a rights offering and received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in MediaGate increased to approximately 68% of the outstanding shares and accordingly the accounts of MediaGate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 8 for pro forma information.

in thousands of U.S.dollars (except share and per share data)

NOTE 3 | BUSINESS COMBINATIONS AND SUBSIDIARIES (CONT.)

F. MEDIAGATE (Cont.)

(2) (Cont.)

The purchase price has been allocated to the fair value of Mediagate's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent appraiser. The portion of the purchase price assigned to technology and the remaining technology which arose on previous acquisitions amounted to approximately $4,400. The technology will be amortized over a period of 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes.

(3) In December 2002, Elron participated in a rights offering of Mediagate pursuant to which Elron entered into a convertible loan agreement to grant a convertible loan of $1,500 of which $600 was transferred as of December 31, 2002 and the balance of $900 on January 6, 2003. The loan shall be converted into preferred shares of Mediagate upon the earliest to occur of (i) the closing of a third party financing in excess of $1,000 (ii) the closing of a second round of the rights offering and (iii) the closing of an merger or acquisition transaction (as defined in the convertible loan agreement), none of which occurred as of December 31, 2002. Should none of the above events occur prior to July 31, 2003, the loans will be automatically converted into preferred shares.

G. RESTATEMENT

Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP, Elron's aggregate interest in these companies has increased and enables Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's direct holdings in these companies, which were accounted for by Elron at cost or as available for sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in these companies were recorded at cost or as available for sale securities.

Following are the effects of the restatement:

(1) Consolidated balance sheet

	December 31, 2001		
	As reported	Effect of restatement	As restated
Investments in affiliated companies	$ 155,967	$ 6,293	$ 162,260
Other investments and long-term receivables	27,484	(19,980)	7,504
Deferred tax assets (liabilities)	(3,254)	4,227	973
Additional paid in Capital	162,109	3,571	165,680
Accumulated other comprehensive income(*)	49,745	(7,514)	42,231
Retained earnings	26,751	(5,516)	21,235
Total shareholders' equity	248,173	(9,460)	238,713

(*) Restatement of unrealized gains on securities

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 3 BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

G. RESTATEMENT (Cont.)

(2) Consolidated statements of operations

	Year ended December 31, 2001		
	As reported	Effect of restatement	As restated
Equity in losses of affiliated companies' investments	$ (24,558)	$ (2,684)	$ (27,242)
Other income (expenses), net	(5,105)	220	(4,885)
Net loss	(48,350)	(2,464)	(50,814)
Basic net loss per share	(2.28)	(0.12)	(2.40)
Diluted net loss per share	(2.29)	(0.12)	(2.41)

	Year ended December 31, 2000		
	As reported	Effect of restatement	As restated
Equity in losses of affiliated companies' investments	$ (7,218)	$ (2,265)	$ (9,483)
Gain from disposal and changes in holdings in affiliated companies, net	26,400	419	26,819
Net income	30,362	(1,846)	28,516
Basic net income per share	1.43	(0.08)	1.35
Diluted net income per share	1.41	(0.08)	1.33

(3) Total Comprehensive loss

	Year ended December 31, 2001		
	As reported	Effect of restatement	As restated
Total Comprehensive loss	$ (35,064)	$ (9,978)	$ (45,042)

	Year ended December 31, 2000		
	As reported	Effect of restatement	As restated
Total Comprehensive loss	$ (120,481)	$ (1,846)	$ (122,327)

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 4 CASH AND CASH EQUIVALENTS

Includes mainly bank deposits in U.S. dollars bearing annual interest rate of 1.06% - 1.60% (December 31, 2001 1.75% - 1.98%).

NOTE 5 TRADE RECEIVABLES, NET

	December 31	
	2002	2001
Open balances (*)	$ 7,824	$ 4,263
Unbilled receivables	1,414	5,364
	$ 9,238	$ 9,627
(*) Net of allowance for doubtful accounts	$ 845	$ 252

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES

A. MAJOR AFFILIATED COMPANIES ARE AS FOLLOWS:

		December 31	
		2002	2001
	Note	% of holdings	% of holdings
Elbit Systems ("ESL")	6D (1)	19.9	21.2
Elbit	3A	(*)	44.0
DEP	3B	(*)	33.3
Galil Medical	3D	(*)	(**) 3.7
Given Imaging	6D(7)	30.4	(**) 7.3
Chip Express	6D(3)	33.0	34.2
NetVision		45.7	45.9
MediaGate	3F	(*)	28.8
Wavion	6D(4)	44.7	44.8
KIT	6D(5)	28.6	28.6
Pulsicom	6D(6)	17.0	17.0
AMT	6D(2)	29.0	-
3DV	6D(9)	47.7	(**) 1.8
Notal Vision	6D(8)	-	-
CellAct		45.0	-

(*) Consolidated in 2002.

(**) Restated - See Note 3(G).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

B. COMPOSITION OF INVESTMENTS:

As of December 31, 2002	Cost of shares and loans [1][2]	Equity in post acquisition profits (losses) and additional paid in capital	Total investment
ESL	$ 27,773	$ 54,942	$ 82,715
Given Imaging	41,013	(8,234)	32,779
Others	53,241	(37,479)	15,762
	$ 122,027	$ 9,229	$131,256
[1] Includes convertible loans			$ 4,000
[2] Includes balance of technology, goodwill and other intangible assets			$ 21,092
As of December 31, 2001	$ 29,124	$ 51,761	$ 80,885
ESL	47,095	13,861	60,956
Elbit	(*)71,519	(*)(51,100)	(*)20,419
Others(*)	$ 147,738	$ 14,522	$162,260
			$ 7,336
			$ 3,079

[1] Includes convertible loans

[2] Includes balance of technology, goodwill and other intangible assets

* Restated - See Note 3(G).

C. FAIR MARKET VALUE OF MARKETABLE SECURITIES:

	December 31 2002	2001
	(U.S. dollars in millions)	
ESL	$ 126	$ 152
Given Imaging	71	33

Shares of ESL are quoted on the Tel Aviv Stock Exchange and over the counter on Nasdaq in the U.S. Shares of Given Imaging are quoted on Nasdaq in the U.S.

D. ADDITIONAL INFORMATION

(1) ESL

a. On July 5, 2000, the merger between ESL and EL-OP Electro-Optical Industries Ltd. ("EL-OP") was completed. As part of the merger, ESL issued 12,100,000 ordinary shares representing 32% of ESL's share capital to the shareholders of EL-OP ("the Federmann Group") with a value of $180,000, in consideration for their shares in EL-OP. As a result of the merger, Elron's share in ESL decreased from 33.0% to 22.5%.

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. ADDITIONAL INFORMATION (Cont.)

(1) ESL (Cont.)

a. (Cont.)

The merger was recorded in ESL's financial statements based on the fair market value of the ESL shares issued according to the purchase method. As a result of the merger, Elron recorded in the third quarter of 2002 a gain of approximately $19,000 from the decrease in holdings in ESL.

ESL's results in 2000, included a charge for purchased in-process research and development, as a result of the merger with EL-OP, in the amount of $40,000 and restructuring costs in the amount of approximately $22,100.

As part of this transaction, Elron entered into a shareholders agreement with the Federmann Group, which sets forth the relationship of the primary shareholders of ESL. The shareholders agreement includes limitation on the transfer of shares in ESL, including first refusal rights and tag along rights. The shareholders agreement also includes joint voting arrangements with respect to the election of an equal number of directors to ESL's board of directors.

b. In the fourth quarter of 2001 Elron sold 380,000 shares of ESL for approximately $6,600. As a result, Elron recorded a gain of approximately $3,000 and its share in ESL decreased to 21.2%.

c. In the fourth quarter of 2002, Elron sold 380,000 shares of ESL for approximately $5,900. As a result, Elron recorded a gain of approximately $1,800 and its share in ESL decreased to approximately 20%. Elron continues to account for ESL according to the equity method as a result of the abovementioned agreement with the Federmann Group.

(2) AMT

On August 6, 2002, Elron completed an investment of approximately $5,000 in convertible notes of A.M.T Advanced Metal Technologies Ltd. ("AMT"). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance.

The investment was part of an aggregate investment in AMT of approximately $8,700 of which the existing shareholders of AMT invested approximately $3,700. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT (which constitutes 29% of the voting rights of AMT) and in addition, has special voting rights in certain specified circumstances.

In addition, Elron and the other investors in AMT were issued warrants to purchase preferred shares of AMT for a total amount of up to approximately $19,140, which may be exercised over various periods up to a maximum of 48 months from the closing, as well as an option to invest up to $5,000 in AMT on the same terms and conditions of the original investment, which may be exercised for a period of eight months from the closing.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. ADDITIONAL INFORMATION (Cont.)

(2) AMT (Cont.)

In December 2002, Elron granted a convertible loan to AMT in the amount of $200. The loan bears interest at 8% and shall automatically be converted into convertible notes of AMT upon the same terms and conditions as Elron's original investment no later than June 30, 2003. In February 2003, Elron granted a further loan in the amount of $150 under the same terms and conditions as the above-mentioned loan.

As of December 31, 2002, following the abovementioned investments, Elron holds 29% of AMT on a diluted (excluding warrants) and "as converted" basis, and 41% on a fully diluted and "as converted" basis.

(3) Chip Express

On June 25, 2002, Chip Express Corporation ("Chip Express"), in which Elron held approximately 35% interest, issued, approximately 21,650,700 redeemable preferred shares in consideration for $16,000 in a private placement. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of a convertible note. As a result, Elron's interest in Chip Express decreased to approximately 34%.

During October 2002, Chip Express issued an additional 666,700 redeemable prefered shares for a considiration of $520, upon the same terms and conditions of the private placement of June 2002. Elron did not participate in that issuance and as a result Elron's interest in Chip Express decreased to approximately 33%.

A gain amounting to approximately $100 as a result of the decrease in interest was deferred since the preferred shares issued are redeemable.

(4) Wavion

During 2000, Elron invested $5,000 in Wavion, which develops fixed wireless broadband access systems and is engaged in supplying development services for military and commercial applications, in consideration for 45% of Wavion's outstanding share capital and 100% of Wavion's preferred shares.

During 2001 and 2002, Elron invested $1,000 and $500, respectively, in Wavion by way of convertible loans. The loans bear interest at LIBOR +2% and are repayable at the end of two years following the installment dates.

(5) KIT

In 2000, Elron invested $6,000 in KIT in consideration for preferred shares constituting 28.6% of KIT's outstanding share capital. KIT was formed, in 2000, by the Kidum group, and offers academic education through the internet.

During 2001, Elron signed a loan agreement with KIT in the amount of $1,500 advanced in two installments of $1,000 in December 2001 and $500 in September 2002, by way of convertible loans. The loans are convertible into preferred shares of KIT.

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. ADDITIONAL INFORMATION (Cont.)

(5) KIT (Cont.)

In December 2002, Elron executed a term sheet with KIT pursuant to which Elron will invest $2,000 in KIT out of an aggregate sum of $ 4,000 and granted to KIT an advance in the amount of $500 on account of Elron's investment. The investment is conditional upon the fulfillment of certain conditions. As of December 31, 2002, these conditions have not been met yet.

(6) Pulsicom

In 2001, Elron invested $1,618 in Pulsicom in consideration for 17% of Pulsicom's outstanding share capital which represent 70.95% of its preferred shares. Pulsicom was formed in 2000 and is engaged in research and development of communication technology.

On January 1, 2003, Elron entered into a bridge loan agreement with Pulsicom pursuant to which Elron undertook to grant a loan of $480 in two installments of $240 each. The first installment of $240 was paid in January 2003 and the second installment was paid in March 2003. The bridge loan is secured by a floating charge over Pulsicom's assets and is convertible into preferred shares of Pulsicom.

(7) Given Imaging

During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. ("Given") in consideration for approximately $1,100 and $5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $0.17 per share (see also Note 13(D)).

As a result of the above transactions, a gain of approximately $5,300 was recorded.

See Note 16(G) regarding RDC's pledge over its Given Imaging shares.

(8) Notal Vision

In October 2002, Elron executed an agreement to invest $2,000 in Notal Vision Ltd. ("Notal"), out of an aggregate amount of $4,000 raised by Notal. Notal, an Israeli medical device company, operates in the field of early detection of Age Related Macular Deterioration (AMD). As of December 31, 2002, Elron advanced a loan to Notal in the amount of $300 on account of the investment. The investment was completed in January 2003. As a result of the investment, Elron holds 25% of Notal's outstanding shares.

(9) 3DV

On March 2002, 3DV systems Ltd. ("3DV"), in which Elron holds 1.8% and in which RDC holds 45.9%, entered into the second Joinder Agreement according to which 3DV issued Series A convertible notes in consideration for an amount of $4,000, bearing the rights and obligations set forth in the Note Purchase Agreement, dated August 15, 2001, between 3DV and certain shareholders and their affiliates.

As of the balance sheet date, Elron and RDC invested their total commitment under this agreement of $1,900.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

E. SUMMARIZED INFORMATION

Summarized combined financial information is as follows:

December 31, 2002:	ESL	Given Imaging	Others
Balance sheet information -			
Current assets	$ 562,874	$ 56,059	$ 46,314
Total assets	935,841	68,728	69,269
Current liabilities	365,322	12,087	54,579
Long-term liabilities	154,443	882	15,940
Minority interest	4,675	2,182	86
Redeemable preferred stock	-	-	44,384
Shareholders' equity (deficiency)	411,361	53,577	(45,720)
Statement of operations information -			
Total income	$ 827,456	$ 28,904	$ 86,860
Gross profit	222,143	16,977	16,670
Net income (loss) from continuing operations	45,113	(18,310)	(28,338)

December 31, 2001:	ESL	Elbit	Netvision	Others
Balance sheet information -				
Current assets	$ 509,448	$ 30,157	$ 14,853	$ 15,685
Total assets	899,552	209,431	27,990	48,619
Current liabilities	385,521	9,858	38,273	30,991
Long-term liabilities	130,052	57,431	1,967	10,109
Minority interest	5,994	91	-	792
Shareholders' equity (deficiency)	377,985	142,051	(12,250)	6,727
Statement of operations information -				
Total income	$ 764,501	$ 1,000	$ 58,909	$ 20,778
Gross profit (loss)	210,544	499	5,450	10,458
Net income (loss) from continuing operations	40,796	(31,539)	(3,601)	(35,164)
Year ended December 31, 2000:				
Statement of operations information -				
Total income	$ 591,084	$ 3,011	$ 48,488	$ 39,072
Gross profit	154,659	424	(9,009)	12,558
Net income (loss) from continuing operations	(20,531)	45,233	(24,772)	(24,874)

in thousands of U.S.dollars (except share and per share data)

NOTE 6 INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

F. GOODWILL AND INTANGIBLE ASSETS ALLOCATED TO INVESTMENTS

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in earnings losses of affiliated companies investments" in the statement of operations, for each of the five years in the period ending December 31, 2007 is approximately as follows:

	Total amortization
2003	$ 2,100
2004	$ 1,200
2005	$ 1,100
2006	$ 1,400
2007	$ 1,400

At the balance sheet date, the Company has unamortized goodwill in the amount of $5,731 allocated to investments accounted for under the equity method.

G. IMPAIRMENT

As a result of an other than temporary decline in value of certain investments, the company recorded impairment losses of $2,400 and $3,300 in 2002 and 2001, respectively.

NOTE 7 INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31	
	2002	2001
Marketable securities presented as available- for- sale securities: [1]		
Partner[3]	$ 78,578	$ -
Other	-	787
	78,578	787
Partnerships: [2]		
Gemini Fund, L.P.	266	421
Innomed	2,181	-
	2,447	421
Other investments and long-term receivables:		
Oren[4]	8,024	5,524
Cellenium[5]	2,500	-
ASSA-OR[6]	1,872	-
Others	3,737	772
	16,133	6,296
	$ 97,158	$ 7,504
[1] Includes unrealized gains	$ 14,176	$ 591

[2] Investments in partnerships are accounted for under the equity method.

[3] See Note 16(E) regarding the pledging of Partner shares.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 7 INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

(4) OREN

During 2001, Elron invested an amount of $1,000 in Oren Semiconductors Inc. (Oren), in which it held 18.4% at that time, out of a total of $8,000 raised by Oren. As a result, Elron's interest in Oren decreased to 17.33%. In addition, Elron granted $400 by way of long-term convertible loans.

During 2002, certain of Oren's existing shareholders, including Elron, invested a total of approximately $6,900 in Oren by way of long-term convertible loans, of which Elron invested $2,500. The loans bear a monthly accumulated interest rate of 3%, and shall be repaid after two years from the date of grant. The loans shall be converted into preferred shares conditional upon the occurrence of certain events stipulated in the convertible loan agreements. In addition, the lenders, including Elron, received warrants in the amount of twice the principal amount of the loans. The warrants are exercisable upon the same terms of the loan.

Subsequent to the balance sheet date, an additional $600 were invested by Elron by way of long-term convertible loans upon the same terms and conditions of the convertible agreement.

(5) CELLENIUM

In July 2002, Elbit granted to Cellenium M.C.S. Ltd. and Cellenium Inc. (together -"Cellenium") a loan of $750. The loan, bearing an interest of LIBOR + 2% and secured by a charge over a residential property owned by Cellenium, shall be repaid by July 2003, or earlier if certain conditions are met.

In November 2002, Elbit executed an agreement with the other shareholder of Cellenium pursuant to which Elbit sold all of its shares in Cellenium in which it previously held 50%, to the other shareholder of Cellenium, for a future consideration of up to $14,000, conditional upon the occurrence of certain events stipulated in the agreement.

Simultaneously with the sale, Elbit granted an additional loan of $600 to Cellenium, bearing interest at the rate of LIBOR + 2%. The loan, secured by a floating charge over the intellectual property of Cellenium, and existing debt of $225 shall be repaid by Cellenuim to Elbit upon the occurrence of certain events as stipulated in the agreement.

(6) ASSA OR

On September 10, 2002, Elbit sold all of its shares in Textology Inc. ("Textology"), in which it previously held 63.75%, to Assa-Or Ltd. ("Assa-Or"), the other shareholder of Textology, in consideration for $3,300, for which Elbit granted a loan to Assa-Or. In addition, Elbit advanced a loan to Assa-Or in the amount of $1,100 of which approximately $1,000 was advanced as of the balance sheet date. Pursuant to the transaction, a loan in the amount of approximately $1,600 previously extended by Elbit to Textology was assigned by Textology to Assa-Or. All the above loan amounts, including an existing loan in the amount of approximately $1,600 previously granted to Assa-Or (collectively referred to as "the loans") will be repaid in accordance with the provisions of the agreement. In addition, Elbit has an option to convert a portion of the loans into ordinary shares of Assa-Or, pursuant to the terms of the agreement.

As a result of the above transaction, a gain in the amount of approximately $5,600 was deferred and will be recognized as income upon repayment of the loan. As of December 31, 2002, the balance of the loans to Assa-Or, net of the deferred gain, amounted to approximately $1,700.

The results of the operations of Textology until the date of the closing were classified as discontinued operations in the statement of operations.

in thousands of U.S.dollars (except share and per share data)

NOTE 8 SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of intangible assets from these dates.

The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in Note 3(G)), and upon the historical financial statements of Elbit, DEP, Galil and MediaGate (after reclassification of discontinuing operations)). The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and MediaGate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

PRO FORMA COMBINED RESULTS OF OPERATIONS	Year ended December 31		
	2002	2001	2000
Net revenues	$ 25,897	$ 36,243	$ 44,283
Net loss from equity investments	(14,030)	(25,426)	(26,165)
Gain (loss) from disposal and changes in holdings in related companies, net	6,674	3,612	155,725
Other expenses, net	1,801	(18,633)	12,267
Total income	20,342	(4,204)	186,110
Costs and expenses	69,822	90,486	110,296
Income (loss) before taxes on income (tax benefit) and minority interests	$ (49,480)	$ (94,690)	$ 75,814
Income (loss) from continuing operations	$ (40,294)	$ (78,550)	$ 42,682
Net loss	$ (52,371)	$ (90,168)	$ 35,400
Basic net income (loss) from continuing operations per share	$ (1.38)	$ (2.70)	$ 1.47
Diluted net income (loss) from continuing operations per share	$ (1.39)	$ (2.71)	$ 1.45
Basic net income (loss) per share	$ (1.80)	$ (3.10)	$ 1.22
Diluted net income (loss) per share	$ (1.80)	$ (3.11)	$ 1.21
Weighted average number of ordinary shares used in computation (thousands) of basic income (loss) per share	29,131	29,070	29,051
Weighted average number of ordinary shares used in computation (thousands) of diluted income (loss) per share	29,131	29,070	29,325

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 8 SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (CONT.)

Pro forma results of operations for the year ended December 31, 2001 and 2000, include amortization of goodwill in the amount of $2,317 and $2,085. Goodwill is no longer being amortized in accordance with SFAS 142, effective as of January 1, 2002.

NOTE 9 LONG-TERM DEBENTURES AND DEPOSITS

The long-term debentures and deposits are used to secure long-term loans taken by ETI and ESI (See Note 16(D)). The amounts, which are denominated in U.S. dollars, bear weighted average interest of 1.60% per annum (December 31, 2001 - 2.25%) and mature in the following years:

2003	$ 26,292
2004	1,237
2005	699
2006	700
	$ 28,928

The scheduled maturities of held-to-maturity securities as of December 31, 2002 are as follows:

	Cost and accrued interest	Estimated fair value
Held to maturity:		
Due within one year	$ 2,640	$ 2,562
Due after one through four years	$ 2,636	$ 2,623

NOTE 10 PROPERTY AND EQUIPMENT, NET

	December 31	
	2002	2001
Land and Building	$ 10,292	$ -
Leasehold improvements	2,527	3,967
Computers , furniture and machinery	9,032	4,978
Motor vehicles	989	1,506
	22,840	10,451
Less - accumulated depreciation	11,264	5,480
Property and equipment, net	$ 11,576	$ 4,971

Depreciation expense amounted to approximately $1,940, $2,628 and $2,360 for the years ended December 31, 2000, 2001 and 2002, respectively.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 11 GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of Amortization	December 31 2002	December 31 2001
	(years)		
Cost:			
Technology and know-how [1]	5-12	$ 25,051	$ 16,495
Goodwill [2]		24,809	13,140
		49,860	29,635
Accumulated amortization:			
Technology and know-how [1]		$ 6,474	$ 5,528
Goodwill [4]		3,271	4,306
		9,745	9,834
Amortized cost		$ 40,115	$ 19,801

(1) During 2002 technology and know-how increased by $7,223 as a result of the acquisition of a controlling interest in Galil Medical and Mediagate (see Note 3). The above technology has a weighted average life of 7 years.

(2) The annual estimated amortization expense relating to Elron's intangible assets, other than goodwill existing as of December 31, 2002, for each of the five years in the period ending December 31, 2007 is approximately as follows:

	Total amortization
2003	$ 2,200
2004	$ 2,800
2005	$ 3,200
2006	$ 2,600
2007	$ 2,200

(3) As of January 1, 2002, the Company had unamortized goodwill in the amount of approximately $8,800. In connection with SFAS 142 transitional goodwill impairment evaluation, the Company estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting unit does not exceed its fair value. Accordingly, the Company concluded that as of January 1, 2002, there was no indication of impairment of goodwill.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	Internet products	System and projects	Corporate operations and other holdings	Total
Balance as of January 1, 2002	$ 1,085	$ 7,748	$ -	$ 8,833
Goodwill acquired during the year (net of subsequent adjustments)	-	-	15,062	15,062
Goodwill realized related to sale of businesses	-	(2,157)	(200)	(2,357)
Balance as of December 31, 2002	$ 1,085	$ 5,591	$ 14,862	$ 21,538

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 11 GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

(4) Until December 31, 2001, goodwill was amortized over a period of 7-10 years.

(5) The following transitional information is presented to reflect net income (loss) and (loss) per share for all prior periods adjusted to exclude amortization of goodwill:

	For the year ended December 31	
	2001	2000
Reported net income (loss)	$ (*)(50,814)	$ (*)28,516
Goodwill amortization	1,565	1,513
Adjusted net income (loss)	$ (49,249)	$ 30,029
Income (loss) per share:		
Reported basic income (loss) per share	$ (*)(2.40)	$ (*)1.35
Goodwill amortization	0.07	0.07
Adjusted basic income (loss) per share	$ (2.33)	$ 1.42
Reported diluted income (loss) per share	$ (*)(2.41)	$ (*)1.32
Goodwill amortization	0.07	0.07
Adjusted diluted income (loss) per share	$ (2.34)	$ 1.39

(*) Restated - See Note 3(G).

NOTE 12 SHORT-TERM LOANS FROM BANKS

Includes loans primarily from banks in U.S. dollars, bearing interest of Libor plus 0.6%-3.8% (The Libor rate as of December 31, 2002 was 1.4%).

For liens - see Note 16(D).

NOTE 13 OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2002	2001
Payroll and related expenses [1]	$ 3,462	$ 3,347
Provision for income taxes	1,247	-
Advances from customers, net of inventories	-	435
Accrued expenses	2,815	657
Accrued projects expenses	1,451	1,826
Deferred revenues	2,914	1,824
Employee call options [2]	1,189	352
Others	3,438	880
	$ 16,516	$ 9,321
[1] Includes provision for vacation pay	$ 1,458	$ 1,331

in thousands of U.S.dollars (except share and per share data)

NOTE 13 OTHER PAYABLES AND ACCRUED EXPENSES (CONT.)

(2) EMPLOYEE CALL OPTIONS

A. As part of the retirement benefit approved by the Company's shareholders in December 1999, the former Chairman of the Board of Directors and president, received an option to purchase from the Company 2% of its holdings in ESI for $0.50 per share. The option was immediately exercisable and will expire on the earlier of five years or upon ESI's initial public offering. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESI's ordinary shares. In connection with the transfer of assets and liabilities of the systems and projects activities to ETI (see Note 3C(3)), this option provides, upon exercise, an equal number of shares of common stock of ESI and ETI, for no additional consideration.

B. In March 2001, the Shareholders of the Company approved the grant of option to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2001 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2001 on the same terms and prices paid by Elron. These investments of Elron may be directly or indirectly held through DEP or RDC . The options granted are recorded at their fair value. Fair value of each option is estimated using the Black and Scholes option pricing model with the following weighted average assumptions used for grants: (1) expected life of the option of 3 years from the date of Elron's investment; (2) dividend yield of 0% and 0% as of December 31, 2001 and 2002, respectively; (3) expected volatility of 0% to 55% and 0% to 92% for the options for the years ended December 31, 2001 and 2002, respectively; (4) risk-free interest rate of 2.45% and 1.5% for the years ended December 31, 2001 and 2002. The option shall be exercisable for a period of three years from the later of 1 January, 2000 or the date of Elron's last investment in each of the private companies.

C. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years. The options granted were recorded at fair value.

D. According to a call option agreement signed in November 1999, RDC awarded two former senior employees with call options as an incentive and a stock-based employee compensation. As of December 31, 2002, the two former senior employees are entitled to up to 3% of the equity interest in each held company, out of RDC's equity interest in such held companies at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised the call option granted to him into 172,800 shares of Given at an exercise price of $0.17 per share.

E. The fair value of each option is estimated using the Black and Scholes option pricing model with the following weighted average assumptions used for grants: (1) expected life of the option of 6 years; (2) dividend yield of 0% to 55% and 0% to 92% as of December 31, 2001 and 2002; (3) expected volatility of the options of 0% for the years ended December 31, 2001 and 2002; (4) risk-free interest rate of 2.45% and 1.5% for the years ended December 31, 2001 and 2002.

According to the aforesaid call options, compensation income amounted to $780 and compensation expenses amounted to $352 for the year ended December 31, 2002 and 2001.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 14 LONG-TERM LOANS FROM BANKS AND OTHERS

	December 31	
	2002	2001
Long-term loans from banks and others	$ 67,026	$ 52,416
Less-current maturities	17,637	608
	$ 49,389	$ 51,808

The majority of the loans are from banks in U.S. dollars, bearing annual interest of LIBOR plus 0.5% - 3.5% (the LIBOR rate as of December 2002 was 1.4%).

The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$ 17,637
Second year	48,054
Third year	1,322
Fourth year	13
	$ 67,026

An amount of $6,006 represents a loan from Galram to RDC. Out of the $6,006, $2,739 is included in current maturities and is New Israeli Shekel ("NIS") denominated and linked to the Israeli Consumer Price Index. ("CPI"). An amount of $3,267 is due not before January 1, 2004 and bears no interest or linkage.

Liens- see note 16(D).

NOTE 15 INCOME TAXES

A. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in note 2B the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

B. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

Certain subsidiaries in Israel are classified as an "industrial companies", as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

in thousands of U.S.dollars (except share and per share data)

NOTE 15 INCOME TAXES (CONT.)

C. **Taxes on income (tax benefit) are comprised as follows:**

	Year ended December 31		
	(*)2002	2001	2000
Current taxes	$ 106	$ 435	$ 6,308
Taxes in respect of prior years	119	(812)	-
Deferred income taxes (benefit)	(3,080)	(2,570)	1,771
	$ (2,855)	$ (2,947)	$ 8,079
Domestic	$ (2,855)	$ (2,947)	$ 7,420
Foreign	$ -	$ -	$ 659

(*) All taxes recorded in 2002 relate to continuing operations.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 15 INCOME TAXES (CONT.)

D. Deferred taxes on income:

(1) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

		Deferred tax assets		Deferred Tax Liability	
	Total	Non Current	Current	Current	Non Current
As of December 31, 2002					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ 469	$ -	$ 469	$ -	$ -
Accrued severance pay, net	229	229	-	-	-
Trading marketable securities	23	-	23	-	-
Investments in affiliated companies, net	61,410	61,410	-	-	-
Property and equipment and other assets	2,618	5,863	-	-	(3,245)
Tax losses carryforward	73,766	65,911	-	-	7,855
Other	512	-	512	-	-
	139,027	133,413	1,004	-	4,610
Deferred tax liabilities:					
Available-for-sale marketable securities	(28,066)	-	194	-	(28,260)
	(28,066)	-	194	-	(28,260)
	110,961	133,413	1,198	-	(23,650)
Valuation allowance [1]	(131,621)	(130,423)	(1,198)	-	-
	$ (20,660)	$ 2,990	$ -	$ -	$ (23,650)
As of December 31, 2001					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ 368	$ -	$ 368	$ -	$ -
Accrued severance pay, net	167	167	-	-	-
Trading securities	3	-	3	-	-
Investments in affiliated companies, net	16,294	16,294	-	-	-
Property and equipment	8,386	8,386	-	-	-
Tax losses carryforward	16,508	15,772	736	-	-
Other	1,558	1,558	-	-	-
	43,284	42,177	1,107	-	-
Deferred tax liabilities:					
Available-for-sale marketable securities	(*)973	(*)973	-	-	(*)-
	44,257	(*)43,150	1,107	-	-
Valuation allowance	42,545	(42,177)	(368)	-	(*)-
	$ (*)1,712	$ (*)973	$ 739	$ -	$ (*)-

* Restated - See Note 3(G).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 15 INCOME TAXES (CONT.)

D. Deferred taxes on income (Cont.)

Valuation allowance for deferred tax assets, for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non-current intangible assets, amounts to approximately $4,500 as of December 31, 2002.

Regarding the deferred taxes in respect of the losses in Elbit prior to the merger date - see Note 3(A).

E. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31		
	2002	(*)2001	(*)2000
Income (loss) before taxes as reported in the consolidated statements of operations	$ (42,223)	$ (54,199)	$ 36,424
Statutory tax rate	36%	36%	36%
Theoretical tax expense (income)	(15,200)	(*)(19,512)	(*)13,113
Equity in (earnings) losses from affiliated companies	7,888	(*)9,807	(*)3,593
Tax exempt and reduced tax rate on capital gains	(637)	-	(2,024)
Tax exempt income, net of non-deductible expenses	(2,943)	(1,916)	(2,842)
Differences arising from the basis of measurement for tax purposes	(3,504)	(*)(3,264)	(*)(3,761)
Deferred taxes on losses for which valuation allowance was provided	11,422	12,750	-
Taxes in respect of previous years	119	(812)	-
Actual tax expenses	$ (2,855)	$ (2,947)	$ 8,079
Effective tax rate	(6.8)%	(5.4)%	22.2%

* Restated - See Note 3(G).

F. The Company's subsidiaries in the U.S. have estimated aggregate available carryforward tax losses of approximately $98,800 to offset against future taxable profits, which expire between 2002 and 2022. A valuation allowance for the entire balance was recorded due to the uncertainty of the tax asset's future realization.

As of December 31, 2002 the Company and its Israeli subsidiaries had a tax loss carry forward of approximately $44,500. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income

G. Income (loss) before income taxes is comprised as follows:

	Year ended December 31		
	2002	(*)2001	(*)2000
Domestic	$ (19,771)	$(*)(28,543)	$(*)64,086
Foreign	(22,452)	(25,656)	(27,662)
	$ (42,223)	$ (54,199)	$ 36,424

* Restated - See Note 3(G).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 16 CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

A. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2007. Rent expenses amounted to approximately $1,329, $2,416 and $1,675 for the years ended December 31, 2000, 2001 and 2002, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$ 1,492
Second year	1,294
Third year	721
Fourth year	22
Fifth year	10
	$ 3,539

Elron is the guarantor for the lease agreements of ESI in respect of their facilities in the U.S. in the amount of approximately $2,100.

B. ESI has a number of royalty bearing agreements for technology included in its products, generally the royalty fees are paid as a percentage of net revenue earned and are included in cost of sales. Royalty expenses amounted to approximately $456, $320 and $300 for the years ended December 31, 2000, 2001 and 2002, respectively.

C. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participates in financing until an amount equal to 100% of the amount received by each company. As of December 31, 2002, the aggregate contingent obligation to pay royalties amounted to approximately $2,400.

D. Elron provided guarantees to banks of approximately $74,000 to secure bank loans made available to ETI and ESI and of which approximately $69,300 have been utilized as of December 31, 2002. Out of the $74,000 an amount of approximately $31,000 is to be collateralized by Elron's investment in debentures, marketable securities and deposits, and of which approximately $28,900 has been utilized as of December 31, 2002.

Elron also provided a letter of comfort in connection with the credit line granted to ETI by certain banks, pursuant to which Elron undertook not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

E. Elbit has pledged approximately 70% of its shares in Partner Communications Company Ltd. to the banks which are providing financing to Partner, pro rata to the other original shareholders of Partner.

F. The Company has provided letters of comfort in connection with a credit line granted to Netvision by banks. The credit line at December 31, 2002 amounted to approximately $19,700. The comfort letters were jointly provided with the other major shareholder of Netvision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in Netvision below a certain percentage.

G. RDC's bank loan in the amount of $4,000 is secured by a floating pledge and by a first degree fixed pledge over the securities, and all rights derived therefrom, deposited in RDC's bank account. As of December 31, 2002, RDC has deposited in the bank 2,840,000 shares of Given.

in thousands of U.S.dollars (except share and per share data)

NOTE 16 CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)

H. As collateral for Mediagate's liability to its bank, in the amount of approximately $2,500, a first ranking fixed and floating charge were placed on all of Mediagate Ltd's intellectual property and assets, including its insurance rights.

I. Legal proceedings:

(1) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

(2) On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against Elron and it's officers, among others, relate to the period prior to the sale of Elron's holding in Elbit Medical Imaging ("EMI"). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

NOTE 17 SHAREHOLDERS' EQUITY

A. SHARE CAPITAL

(1) Ordinary share confer upon their holder's voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

(2) On May 15, 2002 under the merger with Elbit, the Company issued 5,617,601 ordinary shares. See note 3A.

(3) On May 6, 2002, under the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See note 3B.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 17 SHAREHOLDERS' EQUITY (CONT.)

B. OPTIONS TO EMPLOYEES

(1) Options to Elron's Employees

The options vest over a four-year period from date of grant and have a term of 5-9 years. Stock options activity is summarized as follows:

	2002		2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding-beginning of the year	463,025	$ 15.14	158,404	$ 20.26	163,404	$ 20.54
Granted (*)	270,525	10.48	345,871	13.38	43,000	29.38
Exercised	(87,863)	6.88	(25,000)	12.21	(48,000)	10.18
Forfeited	(68,475)	12.91	(16,250)	22.89	-	-
Outstanding - end of the year	577,212	$ 14.09	463,025	$ 15.14	158,404	$ 20.26
Options exercisable at the end of the year	207,681	$ 14.59	45,135	$ 19.28	18,000	$ 12.44

Weighted average fair value of options granted at their grant date were $12.07, $6.37 and $3.97 during 2000, 2001 and 2002, respectively. All options were granted at a price approximately 10%-15% below market price on date of grant.

* Includes 240,525 options granted to Elbit's employees as a result of the merger. See Note 3A.

(2) The following table summarizes information regarding outstanding and exercisable options as of December 31, 2002:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2002	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2002	Weighted- average exercise price
$ 6.911-8.34	88,708	4.00	$ 7.49	31,500	6.86
$ 10.38-11.69	196,750	4.80	$ 10.70	57,250	10.75
$ 12.51-13.39	97,130	4.33	$ 13.11	40,905	12.91
$ 18.09-19.05	122,854	4.39	$ 18.66	42,141	18.28
$ 21.38	38,770	2.59	$ 21.38	19,385	21.38
$ 29.38	33,000	4.83	$ 29.38	16,500	29.38
	577,212			207,681	

NOTE 17 SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(3) In December 1999, the Company's Shareholders approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company were granted options to purchase up to 58,154 Ordinary shares of the Company (the "1999 grant"). The options are to be granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant.

The exercise price of the options granted in December 1999, 2000 and 2001 was $21.38, $21.38 and $13.01, respectively.

In March 2001, the Company's Shareholders approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company were be granted options to purchase up to 58,000 Ordinary shares of the Company (the "2001 grant"). The options are to be granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, commencing two years after the date of the grant.

The exercise price of the options granted in March 2001 and 2002 was $19.05 and 8.34, respectively. The exercise price of the options to be granted in June 2003 will be determined based on the market value of the Company's shares but shall not exceed $19.05 per share.

As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $7.67 and $4.29 per share, respectively. The fair value was calculated using the Black and Scholes option-pricing model. (See Note 2T for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The plan is considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

(4) Compensation expenses (income) recorded during 2002 amounted to $(222) (2001 - $(6), 2000 - $245).

(5) The balance of deferred compensation as of December 31, 2002 amounted to $553.

NOTE 18 INCOME (LOSS) PER SHARE

Earning (loss) per share is computed as follows:

	Year ended December 31								
	2002			2001			2000		
	Loss	Number of shares (in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	(39,301)	26,272	$(1.50)	(*)(50,814)	21,191	$(*)(2.40)	(*) 28,516	21,172	$(*)1.35
Effect of options of investees	(209)	-		(246)	-		(63)	-	
Effect of options of Elron	-	-		-	-		-	274	
Diluted	(39,510)	26,272	$(1.50)	(*)(51,060)	21,191	$(*)(2.41)	(*) 28,453	21,446	$(*)1.33

* Restated - See Note 3(G).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 19 EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES' INVESTMENTS

	Year ended December 31		
	2002	2001	2000
Affiliated companies:			
Elbit[1]	$ (8,658)	$ (13,138)	$ 17,350
ESL	9,469	9,064	(2,981)
Netvision	(436)	(2,504)	(12,774)
Given	(4,376)	(*) (1,575)	(*) (781)
Others	(17,910)	(*) (19,089)	(*) (10,297)
	$ (21,911)	$ (*) (27,242)	$ (*) (9,483)

(1) In 2002 - Until the merger date, see Note 3(A).

* Restated - See Note 3(G).

NOTE 20 GAIN FROM DISPOSAL ALD CHANGES IN HOLDINGS IN SUBSIDIARIES AND AFFILIATED COMPANIES, NET

	Year ended December 31		
	2002	2001	2000
ESL	$ 1,603	$ 2,985	$ 19,133
Given	5,251	-	-
Mediagate	-	-	3,104
Others	34	194	4,582
	$ 6,888	$ 3,179	$ 26,819

in thousands of U.S.dollars (except share and per share data)

NOTE 21 OTHER INCOME (EXPENSES), NET

	Year ended December 31		
	2002	2001	2000
Gain (loss) from sale and increase (decrease) in market value of:			
ArelNet shares [4]	$ (27)	$ -	$ -
Netmanage shares [4]	632	-	-
ServiceSoft shares [1][7]	-	-	6,831
Broadbase shares [2]	-	(3,952)	(570)
Kana shares [3][7]	(34)	(691)	-
Zoran shares and options [5][6]	-	954	34,281
Other companies, net [6][7]	(1,778)	(1,196)	3,054
Other income (expenses)	464	(*)-	(138)
	$ (743)	$ (*)(4,885)	$ 43,458

* Restated - See Note 3(G).

(1) In December 2000 Servicesoft Inc., in which Elron held approximately 3.3% on a fully diluted basis, was acquired by Broadbase Software Inc. (Broadbase), which was then a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received 1,159,022 ordinary shares of BroadBase with a fair market value on that date of approximately $7,833 resulting in a gain of $6,831.

(2) In June 2001, BroadBase was acquired by Kana Software Inc. ("Kana"), a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received approximately 1 million ordinary shares of Kana with a fair market value on that date of approximately $2,140 resulted in a gain of $172.

(3) In the last quarter of 2001 and in 2002, the Company sold most of the Kana shares held by it in consideration for $1,211 and $197 respectively.

(4) In 2002, the Company sold all its shares in Netmanage and ArelNet in consideration for $790.

(5) During 2000, 611,566 shares of Zoran were sold for a total consideration of approximately $27,000. The gain of approximately $34,281 consists of gain on the sale of the shares, changes in the market value of Zoran's shares, gains arising from transfer to trading securities account in the amount of $24,121, and changes in the Zoran's options. During 2000, as part of the Company's policy to limit its exposure to market risks, Elron hedged the price of most of its Zoran shares by the purchase of put options and by selling call options, in a strike price range of $35.00-$53.00 for periods ended September and December 2000 and February 2001. The hedged shares were transferred to the trading securities account.

During the first quarter of 2001, the Company sold all of the 252,399 remaining shares of Zoran, out of which 188,400 were hedged, in consideration for approximately $10,600 resulting in a gain of approximately $954.

(6) Including realized gains from sale of available-for-sale securities in the amount of approximately $17,000, $1,000 and $100 in the years ended December 31, 2000, 2001 and 2002, respectively. The proceeds from such sales amounted to approximately $28,500, $10,700 and $100 for the years ended December 31, 2000, 2001 and 2002, respectively.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 21 OTHER INCOME (EXPENSES), NET (CONT.)

(7) Including unrealized losses from trading securities held as of the end of the year in the amount of $1,975, $11 and $54 for the years ended December 31, 2000, 2001 and 2002 respectively.

(8) Including other than temporary decline in value of available-for-sale securities in the amount of approximately $1,000 and $600 for the years ended December 31, 2001 and 2002, respectively.

NOTE 22 FINANCING INCOME, NET

	Year ended December 31		
	2002	2001	2000
Income:			
Interest on cash equivalents, bank deposits and trading marketable bonds	$ 2,314	$ 4,419	$ 6,888
Foreign currency gains	1,257	796	121
	3,571	5,215	7,009
Expenses:			
Interest on short-term credit and long-term loans	$ 3,601	$ 3,878	$ 4,492
Foreign currency losses	444	86	111
	4,045	3,964	4,603
	$ (474)	$ 1,251	$ 2,406

NOTE 23 DISCONTINUED OPERATIONS

During 2002, the Company realized certain subsidiaries and activities, which met the definition of a component under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Accordingly, the Company classified the results relating to the above subsidiaries and activities to discontinued operations.

The following is the composition of discontinued operations:

	Year ended December 31, 2002
Loss from operations of discontinued components	
Vflash (see Note 3E)(*)	$ (1,852)
Other	(2,389)
	(4,241)
Gain (loss) on disposal	
Vflash (see Note 3E)	1,991
Other	(506)
	1,485
	$ (2,756)

* Net of tax

The revenue relating to discontinued operations for the year ended December 31, 2002 amounted to $560.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 24 RELATED PARTY TRANSACTIONS

A. RELATED PARTY RECEIVABLE BALANCES:

	December 31	
	2002	2001
Trade receivables:		
Affiliated companies	$ -	$ 2,350
Other companies	1,308	-
	1,308	2,350
Other receivables:		
Affiliated companies	204	220
Other companies	497	135
	701	355
Long-term receivables:		
Other companies	453	-
	453	-
	$ 2,462	$ 2,705

B. INCOME AND EXPENSES FROM AFFILIATED COMPANIES:

	Year ended December 31		
	2002	2001	2000
Revenues:	$2,487	$ 3,347	$ 2,345
Interest and commission for guarantees	75	126	31
Participation in Directors' remuneration	13	28	18
Participation in expenses	308	724	194
Costs and Expenses:			
Participation in expenses	356	33	287
Cost of revenue	1,752	728	-

C. Option to the Chairman of the Board - see Note 17.

D. Sale of activities to ESL - see Note 3C.

E. Loans from Galram - see Note 14.

NOTE 25 BUSINESS SEGMENTS

A. The Company is operating through its subsidiaries, ESI and ETI, in two business segments: the internet product segment and the system and projects segment. A third business segment is the Corporate Operation and Other Holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 25 BUSINESS SEGMENTS (CONT.)

A. (Cont.)

The operations of the internet product segment include development and marketing of network management software products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing internet content.

The operation of the system and project segment includes development and supply of software solutions for the management of large and complex communication and internet networks.

The third segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors amorphous metals and others and the corporate operations.

B. Segment information is as follows:

2002	Internet products	System and projects	Corporate operations and other holdings	Adjustments	Total
Net revenues	$ 8,290	$ 10,069	$ 5,109	$ -	$ 23,468
Other expenses, net	-	4	(747)	-	(743)
Equity in losses of affiliated companies	-	-	(21,911)	-	(21,911)
Gain from changes in holdings in affiliated companies, net	-	-	6,888	-	6,888
Finance income (expense), net	(393)	(1,562)	1,481	-	(474)
Tax benefit (income taxes)	(7)	(99)	2,961	-	2,855
Net loss	(8,567)	(5,912)	(24,822)	-	(39,301)
Depreciation and amortization	1,517	1,473	1,421	-	4,411
Capital expenditures	247	158	33,698	-	34,103
Total assets as of December 31, 2002	6,057	17,601	390,344	(12,673)	401,329
Goodwill as of December 31, 2002	1,085	5,591	14,862	-	21,538
2001					
Net revenues	$ 9,077	$ 23,782	$ -	$ -	$ 32,859
Other expenses, net(*)	-	(218)	(4,667)	-	(*)(4,885)
Equity in losses of affiliated companies(*)	-	-	(27,242)	-	(27,242)
Gain from changes in holdings in affiliated companies, net	-	-	3,179	-	3,179
Finance income (expense), net	(458)	(2,832)	4,541	-	1,251
Income taxes	(38)	(798)	3,783	-	2,947
Net loss(*)	(11,188)	(15,302)	(24,324)	-	(50,814)
Depreciation and amortization	(2,151)	(3,985)	(226)	-	(6,362)
Capital expenditures	18	402	20,496	-	20,916
Total assets(*)	7,801	32,060	297,938	(11,489)	326,310
Goodwill as of December 31, 2001	1,085	7,748	-	-	8,833

* Restated -See Note 3(G).

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 25 BUSINESS SEGMENTS (CONT.)

B. Segment information is as follows (Cont.):

2000	Internet products	System and projects	Corporate operations and other holdings	Adjustments	Total
Net revenues	$ 12,144	$ 27,223	$ -	$ (205)	$ 39,162
Other income	-	-	43,458	-	43,458
Equity in net losses of affiliated companies(*)	-	-	(9,483)	-	(9,483)
Gain from changes in holdings in affiliated companies, net(*)	-	-	26,819	-	26,819
Finance income (expense), net	(628)	(4,411)	7,445	-	2,406
Income taxes	(18)	(20)	(8,041)	-	(8,079)
Net income (loss) (*)	(11,702)	(15,998)	56,216	-	28,516
Depreciation and amortization	(1,310)	(3,675)	(137)	-	(5,122)
Capital expenditures	1,391	16,347	32,311	(13,702)	36,347

* Restated - See Note 3(G).

C. Revenue data according to geographical destination is as follows:

	2002	2001	2000
Israel	$ 9,101	$ 21,736	$ 20,581
Overseas (mainly USA)	14,367	11,123	18,581
	$ 23,468	$ 32,859	$ 39,162

D. In 2002 and 2001 revenues from one customer in the systems and project segment were approximately 13% and 14% of total consolidated revenues, respectively, and from other customer 11% and 0%, of total consolidated revenues, respectively.

E. The majority of the long-lived assets are located in Israel.

NOTE 26 RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP), the effects on the financial statements would have been as follows:

A. Effect on the statement of operations for the year ended December 31, 2002:

	As reported	Adjustments	As per Israeli GAAP
Net loss	$ (39,301)	$ 933	$ (38,368)
Basic net loss per share	(1.50)	0.04	(1.46)
Diluted net loss per share	(1.50)	0.04	(1.46)

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 26 RECONCILIATION TO ISRAELI GAAP (Cont.)

A. (Cont.)

Effect on the statement of operations for the year ended December 31, 2001:

	As reported	Adjustments	As per Israeli GAAP
Net loss*	$ (50,814)	$ 4,299	$ (46,515)
Basic net loss per share*	(2.40)	0.2	(2.20)
Diluted net loss per share*	(2.41)	0.2	(2.21)

Effect on the statement of operations for the year ended December 31, 2000:

	As reported	Adjustments	As per Israeli GAAP
Net income*	$ 28,516	$ (7,600)	$ 20,916
Basic net income per share*	1.35	(0.37)	0.98
Diluted net income per share*	1.32	(0.35)	0.97

* Restated - See Note 3(G).

B. Effect on the balance sheet:
As of December 31, 2002:

		As reported	Adjustments	As per Israeli GAAP
Other investments	$ (78,185)	$ 97,158	$ (78,185) [5]	$ 18,973
Investment in affiliated companies	(19,036)	131,256	(19,036) [1]	99,788
	(12,122)		(12,122) [6][8]	
	(364)		(364) [2]	
	55		55	
Total assets	$ (129,064)	$ 401,329	$ (129,064)	$ 272,265
Deferred taxes	(1,085)	23,650	(1,085) [1]	(5,117)
	(28,260)		(28,260) [5]	
	578		578 [2]	
Retained earnings	(11,206)	(18,066)	(11,206) [6][8]	(22,015)
	4,415		4,415 [2]	
	4,175		4,175 [9]	
	(1,389)		(1,389) [3]	
	2,904		2,904 [1]	
	(2,848)		(2,848) [1]	
Total equity	(101,602)	266,517	(101,602)	164,915

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 26 RECONCILIATION TO ISRAELI GAAP (CONT.)

B. Effect on the balance sheet (Cont.)

As of December 31, 2001:	As reported	Adjustments	As per Israeli GAAP
Other investments*	$ 7,504	$ 8,237 (2)	$ 15,150
		(591) (5)	
Investment in affiliated companies*	162,260	(41,240) (5)	101,791
		(1,924) (6)	
		(6,293) (2)	
		(8,942) (8)	
		(2,070) (9)	
Deferred taxes*	973	(731) (5)	242
Total assets*	326,310	(53,795)	272,515
Retained earnings*	21,235	(1,455) (6)	16,354
		(8,942) (8)	
		5,516 (2)	
Total equity*	238,713	(53,554)	185,159

* Restated - see Note 3(G).

C. MATERIAL ADJUSTMENTS:

The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP are as follows:

(1) According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions. In addition, according to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to the purchase price recorded in additional paid-in capital. According to accepted practice in Israel, only the portion of the tax benefit relating to the interest acquired should be recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the acquiror should be recorded as a tax benefit in net income.

Notes to the Consolidated Financial Statements (Cont.)

in thousands of U.S.dollars (except share and per share data)

NOTE 26 RECONCILIATION TO ISRAELI GAAP (Cont.)

C. MATERIAL ADJUSTMENTS (Cont.)

(2) As a result of the purchase of DEP, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which were accounted for by Elron at cost or as available-for-sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

(3) Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

(4) According to U.S. GAAP the fair value of options to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss to Elron.

(5) Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value should be charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

(6) In 1999, Elbit sold all its rights in real estate in Haifa to Elbit systems in consideration for $16,000. In accordance with Israeli GAAP, the gain on sale of real estate, as presented by Elbit, in the amount of $10,000, should be credited to capital surplus in shareholders' equity due to the significant influence of Elron in Elbit and Elbit Systems. Under U.S. GAAP, the gain is recognized in the statement of operations.

(7) According to US GAAP, dividends are recorded in the period to which they are declared. Until December 31, 2001, according to Israeli GAAP, dividends declared after balance sheet date, were recorded in the financial statements at balance sheet date if distributed from earnings incurred up to balance sheet date.

(8) According to U.S. GAAP, the merger of ESL and EL-OP as described in Note 6(D)(1)(a) is accounted by the purchase method in ESL's financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron's financial statements. According to accepted practice in Israel , the merger between ESL and EL-OP, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly should be recorded at book value, with no gain recognized.

(9) According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from date of issuance.

Annex to the Consolidated Financial Statements

in thousands of U.S.dollars

Details relating to major investments as of December 31, 2002

	% Outstanding shares	Carrying value of the investment December 31, 2002 [1]	Market value of the publicly traded investments as of: December 31, 2002	March 10, 2003
Consolidated Companies:				
Elron Software Inc.	96%	$ -	$ -	$ -
Elron Telesoft Inc.	99%	10,309	-	-
Galil Medical Ltd. [2]	34%	4,297	-	-
MediaGate N.V.	68%	2,490	-	-
Affiliated Companies (equity):				
Elbit Systems Ltd. (Nasdaq: ESLT)	20%	82,715	131,701	128,587
Given Imaging Ltd. (Nasdaq: GIVN) [2]	19%	25,563	42,637	41,072
NetVision Ltd.	46%	962	-	-
Wavion Inc.	45%	670	-	-
Kidum Elron IT (KIT) Ltd.	29%	1,329	-	-
Chip Express Corporation	33%	5,188	-	-
Pulsicom Israel Technologies Ltd.	17%	336	-	-
3DV Systems Ltd. [2]	25%	959	-	-
Advanced Metal Technologies Ltd. (AMT)	29%	4,177	-	-
Witcom Ltd. [2]	20%	519	-	-
CellAct Ltd.	45%	290	-	-
Semiconductors Engineering Laboratories Ltd. (SELA) [2]	25%	471	-	-
Ingeneo Ltd.	21%	400	-	-
Available for sale:				
Partner Communications Company Ltd. (Nasdaq: PTNR)	12%	78,587	78,587	64,862
24/7 Real Media (Nasdaq: TFSM)	3%	776	776	709
Partnership:				
Gemini Israel Fund	5%	266	-	-
InnoMed	12%	2,181	-	-
Cost:				
Oren Semiconductor Inc.	17%	8,024	-	-
24/7 Real Media [4]	5%	1,113	-	-

[1] Includes loans and convertible notes.

[2] Represents the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.

[3] 182,000 shares.

[4] Investment in preferred shares of 24/7 Real Media which represent 4,840,271 common shares on an as converted basis. The preferred shares were converted in February 2003.

EFFICIENCY

VISION

Corporate Directory

CORPORATE HEADQUARTERS

Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel Aviv 67023, Israel
Tel. +972 3-607-5555
Fax. +972 3-607-5556
Website: www.elron.com
E-mail: elron@elron.net

U.S. OFFICE

Elron Software Inc.
7 New England Executive Park
Burlington, MA 01803-0977
Tel. +1 781-993-6000
Fax. +1 781-993-6001

TRANSFER AGENT AND REGISTRAR

The American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's common stock and maintains shareholder accounting records. Contact the Transfer Agent regarding questions pertaining to change of address and account names. Shareholders who receive multiple copies of the Company's reports can avoid inconvenience and save the Company the expense of multiple mailings by consolidating their accounts.

Redundant mailings to a single household, where accounts exist in more than one name, may also be eliminated. In their correspondence, the shareholders should state the exact names(s) in which the stock is registered, the certificate number(s), as well as old and new information pertaining to the account.

CONTACT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel. +1 718-921-8275

STOCK LISTING

Elron's common stock is traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market under the symbol ELRN.

BOARD OF DIRECTORS

Ami Erel, Chairman
Avraham Asheri
Dr. Chen Barir
Yaacov Goldman
Michael F. Kaufmann
Oren Lieder
Dr. Dalia Megiddo
Itzhak Ravid
Lenny Recanati
Prof. Daniel Sipper

OFFICERS

Doron Birger, President & CEO
Tal Raz, Vice President & CFO
Moshe Fourier, Vice President & CTO
Michael Guter, Vice President
Shmuel Kidron, Vice President
Paul Weinberg, General Counsel & Corporate Secretary

INDEPENDENT AUDITORS

Luboshitz Kasierer
(member firm of Ernst & Young)

LEGAL COUNSEL

Prof. Joseph Gross Hodak & Co.
Advocates, Tel Aviv
Kramer Levin Naftalis & Frankel, LLP.
New York

M E R G I N G F O R G R O W T H

ELRON ELECTRONIC INDUSTRIES LTD.
The Triangle Building ,42nd Floor
3 Azrieli Center, Tel Aviv 67023, Israel
Tel. +972-3-607-5555
Fax. +972-3-607-5556
E-mail. elron@elron.net

ELRON ELECTRONIC INDUSTRIES LTD.

A MEMBER OF THE IDB HOLDING GROUP

WWW.ELRON.COM